Information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant To Rule 424(b)(3)
Registration No.: 333-112465

SUBJECT TO COMPLETION, DATED OCTOBER 9, 2007

PROSPECTUS Supplement
(To Prospectus dated April 2, 2004)

Investors Real Estate Trust

5,000,000 Common Shares of Beneficial Interest

We are a self-advised equity real estate investment trust that owns and operates commercial office, medical, industrial and retail properties and multi-family residential properties located primarily in the upper Midwest.

We are offering 5,000,000 common shares of beneficial interest, no par value. Our common shares are traded on the NASDAQ Global Select Market under the symbol “IRETS.” On October 5, 2007, the last reported sale price of our common shares, as reported on the NASDAQ Global Select Market, was $11.59 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-13 of this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended April 30, 2007, which is incorporated herein by reference.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

The underwriters have a 30-day option to purchase up to an additional 750,000 common shares from us on the same terms set forth above, to cover over-allotments, if any.

In part so that we can continue to qualify as a “real estate investment trust” under the federal income tax laws, our declaration of trust generally does not permit anyone to own more than 9.8% of our outstanding common shares. See “Description of Common Shares” in the accompany prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the shares on or about          , 2007.

Robert W. Baird & Co.
D.A. Davidson & Co.
J.J.B. Hilliard, W.L. Lyons, Inc.

          , 2007

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Special Note Regarding Forward-Looking Statements

Certain statements included in this prospectus supplement, the accompanying prospectus and the documents incorporated into this prospectus supplement and the accompanying prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, you should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements include:

■	the economic health of the markets in which we own and operate multi-family and commercial properties, in particular, the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

■	the economic health of our commercial tenants;

■	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;

■	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

■	the level and volatility of prevailing market interest rates and the pricing of our shares of beneficial interest;

■	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

■	our ability to timely complete and lease-up properties under construction;

■	compliance with applicable laws, including those concerning the environment and access by persons with disabilities;

■	the availability and cost of casualty insurance for losses; and

■	other factors discussed under the heading “Risk Factors” in this prospectus supplement, in our Annual Report on Form 10-K for the year ended April 30, 2007 and other documents filed with the Securities and Exchange Commission, or SEC, or otherwise incorporated by reference into this prospectus supplement.

In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

Documents Incorporated By Reference

The SEC allows us to “incorporate by reference” our publicly-filed reports into this prospectus supplement, which means that information included in those reports is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus supplement and in prior reports. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered pursuant to this prospectus supplement have been sold. Unless expressly incorporated into this prospectus supplement, a report, or part of a report, furnished, but not filed, on Form 8-K under the Exchange Act shall not be incorporated by reference into this prospectus supplement. The following documents filed with the SEC are incorporated by reference in this prospectus supplement:

■	Our Annual Report on Form 10-K for the year ended April 30, 2007;

■	Our Quarterly Report on Form 10-Q for the quarter ended July 31, 2007; and

■	Our Current Reports on Form 8-K filed on May 16, 2007 and September 19, 2007.

You may request a copy of these documents, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus supplement, at no cost by writing us at the following address or calling us at the telephone number listed below:

Investors Real Estate Trust
12 Main Street South
Minot, ND 58701
Attn: Shareholder Relations
Telephone: (701) 837-4738
Facsimile: (701) 838-7785

You should rely only on the information provided or incorporated by reference in this prospectus supplement. We have not, and the underwriters have not, authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front cover of the document.

About this Prospectus Supplement
And the Accompanying Prospectus

We are providing information to you about this offering of our common shares in two parts. The first part is this prospectus supplement, which provides the specific details regarding this offering and the terms of the common shares. The second part is the accompanying base prospectus, which provides general information. Generally, when we refer to this “prospectus,” we are referring to both documents combined. This prospectus supplement adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

You should not assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of the documents. Our business, financial condition, results of operations and prospects may have changed since then. Updated information may have been subsequently provided as explained under “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your decision to invest in our common shares. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

As used in this prospectus supplement and the accompanying prospectus, references to “we,” “our,” “us,” the “Company,” “IRET” and similar references are to Investors Real Estate Trust and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires. References to “shares” and to “common shares” or “Shares” are to our common shares of beneficial interest, no par value. References to “Series A preferred shares” are to our 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value. References to “shares of beneficial interest” are to all of our shares of beneficial interest including, without limitation, our common shares, our Series A preferred shares and any other shares of beneficial interest that we may issue in the future.

Prospectus Supplement Summary

This section summarizes information contained elsewhere in this prospectus supplement and the accompanying prospectus and does not contain all the information you should consider before investing in our common shares. You should read this summary together with the more detailed information appearing elsewhere in this prospectus supplement, the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the section of this prospectus supplement entitled “Risk Factors” before making a decision to invest in our common shares. Unless otherwise stated or the context otherwise requires, the information contained in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional Shares to cover over-allotments.

Our Company

We are a self-advised real estate investment trust, or REIT, that owns and operates commercial office, medical, industrial and retail properties and multi-family residential properties located primarily in the upper Midwest. The charts below show, as of July 31, 2007, the geographic distribution of our properties and their classification by type, in both cases measured on the basis of our investment in our properties (original investment plus improvements, if any).

Geographic Distribution of Properties	Classification of Properties by Type

As of July 31, 2007, our real estate portfolio consisted of:

■	69 multi-family residential properties, containing 9,397 apartment units and having a total carrying amount (net of accumulated depreciation and intangibles) of $400.2 million; and

■	153 commercial properties, containing approximately 10.7 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation and intangibles) of $930.6 million, as follows:

–	65 office properties containing approximately 4.8 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation and intangibles) of $491.6 million;

–	35 medical properties (including senior housing/assisted living facilities) containing approximately 1.7 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation and intangibles) of $252.3 million;

–	16 industrial properties containing approximately 2.7 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation and intangibles) of $87.4 million; and

–	37 retail properties containing approximately 1.5 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation and intangibles) of $99.3 million.

Our commercial properties are typically leased to tenants under long term lease arrangements, with no single tenant accounting for more than approximately 6.3% of our total annualized commercial rental revenues as of July 31, 2007. At July 31, 2007, the economic occupancy rates for our stabilized properties were as follows:

Property Type	Economic Occupancy

Multi-family Residential	92.6%
Commercial Office	91.9%
Commercial Medical	96.0%
Commercial Industrial	98.3%
Commercial Retail	86.7%

Economic occupancy represents actual rental revenues recognized for the period indicated as a percentage of scheduled rental revenues for the period. Percentage rents, tenant concessions, straightline adjustments and expense reimbursements are not considered in computing either actual revenues or scheduled revenues.

Our principal executive office is located at 12 Main Street South, Minot, North Dakota, 58701, and our telephone number is (701) 837-4738.

Investment Strategy

We seek to employ a disciplined investment strategy focused on growing assets in our target geographical markets, achieving diversification by property type, adhering to targeted returns in acquiring properties, and regularly increasing funds from operations. We believe this investment strategy has enabled us to achieve our goal of regularly increasing distributions on our Shares. We have increased our distributions per common share every year since our inception 37 years ago and every quarter since 1988.

We attempt to concentrate our multi-family residential properties in communities with populations of approximately 50,000 to 500,000 and we attempt to concentrate our commercial properties in metropolitan areas with populations of approximately 100,000 to 3.0 million. We focus most of our investment activity in markets in the upper Midwest, due to our greater familiarity with these markets, our existing market presence and our belief that these markets attract less competition from other leading REITs and institutional investors. As of July 31, 2007, approximately 55.8% of our properties, measured by investment amount, net of accumulated depreciation, are located in the greater Minneapolis/St. Paul metropolitan area.

We continually receive, evaluate and identify opportunities for the acquisition and development of commercial and multi-family residential properties, particularly in the states in which we currently own properties. These investment and development opportunities are sourced through various channels, including real estate brokers, property owners, property management firms and our own business development efforts. In evaluating commercial properties for acquisition, we consider factors that include market size, economic and market rental conditions, property type, property quality, existing occupancy and lease rates, tenant makeup and quality, lease rollover risk and current and prospective cash flow levels. In evaluating multi-family residential properties for acquisition, we consider factors that include market size and growth characteristics, demographic considerations, apartment rental conditions and trends, market rent and occupancy levels, property quality, operating expense and maintenance considerations, property occupancy rates and current and prospective cash flow levels. Upon identifying properties that meet our investment criteria, we conduct financial analyses, perform property inspections, identify borrowing sources and terms and submit or negotiate acquisition proposals on terms that we expect will allow us, under reasonable assumptions, to meet our targeted investment returns. In evaluating multi-family residential and commercial development opportunities, we consider factors that include property site location, access, soil conditions and other physical characteristics of the site, market size and growth characteristics, demographic considerations, existing property development adjacent or near the site, prospective tenants and cash flow levels.

Typically, we seek to acquire existing, well-maintained properties that have a strong tenant base and lease or rental revenues and terms that immediately support our return on investment objectives. Due to varying market conditions over time, this investment focus can lead to a greater concentration of investment activity in certain property types during particular market cycles. For instance, during the 12 months ended July 31, 2007, approximately 66.1% of our property acquisitions, based on investment amount, were commercial office properties, due to the greater availability of these properties on terms that meet our return on investment objectives. As market conditions evolve, however, this trend may be reversed and we may again purchase a greater percentage of multi-family residential properties, or commercial medical, retail or industrial properties. We typically seek to develop commercial properties when we have identified or secured an anchor tenant for the property. We typically seek to develop multi-family residential properties when we have identified a community with attractive economic and market rental conditions.

We generally use available cash or short-term floating rate debt to acquire real estate. We then replace the cash or short-term floating rate debt with fixed-rate secured debt, typically in an amount equal to 65% to 75% of the acquisition cost. In appropriate circumstances, we also may acquire one or more properties in exchange for our shares of beneficial interest or for limited partnership units, or LP units, of our operating partnership, IRET Properties, which typically are redeemable for our common shares on a one-to-one basis or, at our option, cash, after the expiration of a minimum one-year holding period. Subject to our continued ability to raise equity capital and issue LP units of IRET Properties and obtain satisfactory financing terms, we generally intend to acquire $100 million to $200 million of real estate assets on an annual basis. We generally finance development projects with available cash or short-term floating rate debt, and re-finance with fixed-rate secured debt, typically in an amount equal to 65% to 75% of the property’s appraised value.

Operations

We conduct our operations from offices in Minot, North Dakota; Minneapolis, Minnesota and Omaha, Nebraska. We also have property management offices in St. Louis, Missouri and Kansas City, Kansas. In Minot, our 39-person staff is engaged in activities that include management and planning, financial analysis and accounting, marketing, property sourcing and evaluation, legal and compliance, information management and investor relations. In Minneapolis, our 12-person staff is primarily engaged in sourcing, evaluating and managing commercial properties in the Minneapolis/St. Paul metropolitan area. In Omaha, Nebraska, our seven-person staff is engaged in sourcing, evaluating and managing commercial properties in the Omaha metropolitan area, and in managing our capital markets activities.

The day-to-day management of our commercial properties is carried out by our own employees and by third-party property management companies. In markets where the amount of rentable square footage we own does not justify self-management, when properties acquired have effective pre-existing property management in place, or when for other reasons particular properties are in our judgment not attractive candidates for self-management, we may utilize third-party professional management companies for day-to-day management. As of July 31, 2007, we have under internal management 79 commercial properties. The remaining 74 properties are managed by third parties. The management and leasing of our multi-family residential properties is handled by locally-based, third-party management companies, which we believe allows us to benefit from local knowledge of the applicable real estate markets.

Properties

The tables set forth below present summary financial information regarding our commercial and multi-family residential properties.

Commercial and Multi-Family Residential Properties by State

The following table presents, as of July 31, 2007, an analysis by state of each of the five categories of properties owned by us – multi-family residential and commercial office, medical, industrial and retail:

Total Real Estate by Investment Amount

(In thousands)	As of July 31, 2007
	Multi-Family	Commercial	Commercial	Commercial	Commercial
	Residential	Office	Medical	Industrial	Retail	Total	Total %

Minnesota	$138,158	$346,401	$215,388	$62,175	$71,917	$834,039	54.8%
North Dakota	116,444	16,709	9,705	7,141	25,062	175,061	11.5%
Montana	40,344	–	1,551	–	5,270	47,165	3.1%
Colorado	42,737	22,150	–	–	–	64,887	4.3%
South Dakota	33,171	7,088	6,121	–	–	46,380	3.1%
Texas	39,308	–	–	–	–	39,308	2.6%
Nebraska	31,500	79,107	22,277	–	3,699	136,584	9.0%
Kansas	42,299	14,676	–	–	–	56,975	3.7%
All Other States	9,053	53,161	23,809	26,796	7,758	120,576	7.9%

Total	$493,014	$539,292	$278,851	$96,112	$113,706	$1,520,975	100.0%

Comparison of Results from Commercial and Residential Properties

The following table presents an analysis of the relative investment in (corresponding to “Property owned” on the balance sheet, i.e., cost), and the financial contribution of (i.e., the net operating income produced by), our commercial and multi-family residential properties over the past three fiscal years.

(In thousands)	Fiscal Years Ended April 30
	2007	%	2006	%	2005	%

Real Estate Investments – (cost)
Multi-Family Residential	$489,644	32.9%	$452,251	35.6%	$442,109	37.5%
Commercial Office	536,431	36.0%	383,280	30.2%	353,536	30.0%
Commercial Medical	274,779	18.4%	263,300	20.7%	205,333	17.4%
Commercial Industrial	75,257	5.1%	59,583	4.7%	58,233	4.9%
Commercial Retail	113,176	7.6%	111,009	8.8%	120,645	10.2%

Total	$1,489,287	100.0%	$1,269,423	100.0%	$1,179,856	100.0%

Net Operating Income(1)
Multi-Family Residential	$35,639	29.4%	$32,056	31.0%	$31,253	32.9%
Commercial Office	43,140	35.6%	33,921	32.8%	29,123	30.6%
Commercial Medical	26,108	21.5%	23,356	22.6%	19,246	20.2%
Commercial Industrial	6,838	5.6%	5,120	4.9%	5,235	5.5%
Commercial Retail	9,614	7.9%	9,033	8.7%	10,227	10.8%

Total	$121,339	100.0%	$103,486	100.0%	$95,084	100.0%

(1)	We define net operating income as total revenues less property operating expenses and real estate taxes. We believe that net operating income is an important supplemental measure of operating performance for a real estate investment trust’s operating real estate because it provides a measure of core operations that is unaffected by depreciation, amortization, financing and general and administrative expense. Net operating income does not represent cash generated by operating activities in accordance with accounting principles generally accepted in the United States, or GAAP, and should not be considered as an alternative to net income, net income available to common shareholders or cash flow from operating activities as a measure of financial performance. A reconciliation of net operating income to income before minority interest and discontinued operations and gain on sale of other investments is as follows:

(In thousands)
Year Ended	Multi-Family	Commercial-	Commercial-	Commercial-	Commercial-
April 30, 2007	Residential	Office	Medical	Industrial	Retail	Total

Real estate revenue	$67,214	$73,640	$34,783	$8,091	$14,089	$197,817
Real estate expenses	31,575	30,500	8,675	1,253	4,475	76,478

Net operating income	$35,639	$43,140	$26,108	$6,838	$9,614	$121,339

Interest						(58,450)
Depreciation/amortization						(45,563)
Administrative, advisory and trustee fees						(4,451)
Operating expenses						(1,240)
Non-operating income						2,665

Income before minority interest and discontinued operations and gain on sale of other investments						$14,300

(In thousands)
Year Ended	Multi-Family	Commercial-	Commercial-	Commercial-	Commercial-
April 30, 2006	Residential	Office	Medical	Industrial	Retail	Total

Real estate revenue	$61,906	$57,523	$31,670	$6,372	$12,977	$170,448
Real estate expenses	29,850	23,602	8,314	1,252	3,944	66,962

Net operating income	$32,056	$33,921	$23,356	$5,120	$9,033	$103,486

Interest						(50,727)
Depreciation/amortization						(37,698)
Administrative, advisory and trustee fees						(3,894)
Operating expenses						(1,269)
Non-operating income						1,240

Income before minority interest and discontinued operations and gain on sale of other investments						$11,138

(In thousands)
Year Ended	Multi-Family	Commercial-	Commercial-	Commercial-	Commercial-
April 30, 2005	Residential	Office	Medical	Industrial	Retail	Total

Real estate revenue	$58,702	$48,604	$25,424	$6,459	$13,748	$152,937
Real estate expenses	27,449	19,481	6,178	1,224	3,521	57,853

Net operating income	$31,253	$29,123	$19,246	$5,235	$10,227	$95,084

Interest						(47,393)
Depreciation/amortization						(33,403)
Administrative, advisory and trustee fees						(3,947)
Operating expenses						(1,407)
Non-operating income						986

Income before minority interest and discontinued operations and gain on sale of other investments						$9,920

Recent Developments

We are currently in negotiations to acquire a portfolio of six medical office buildings located in the greater Minneapolis, Minnesota metropolitan area for approximately $52.0 million. We expect to assume the sellers’ existing debt financing of approximately $29 million and pay the approximately $23 million balance in cash and/or limited partnership units of our operating partnership, IRET Properties. The purchase of these properties is subject to the execution of a purchase agreement and, if such purchase agreement is executed by all parties, the satisfactory completion by us of due diligence and the satisfaction of other customary closing conditions. There can be no assurance that we will enter into the purchase agreement, or that this acquisition will be completed on the general terms described above or at all.

We recently commenced construction on the following development projects, scheduled for completion in fiscal years 2008 and 2009:

Southdale Medical Building Expansion Project:  In July 2007, we signed a lease with an anchor tenant committing us to construct an approximately 26,000 square foot addition to our existing Southdale Medical Building located in Edina, Minnesota. The estimated cost of this expansion project is approximately $7.5 million, with an additional approximately $2 million in relocation, tenant improvement and leasing costs expected to be incurred to relocate tenants in the existing facility. Construction began in September 2007, and the expansion project is scheduled for completion in July 2008.

2828 Chicago Avenue Medical Building:  During fiscal year 2007, we committed to construct an approximately 56,000 square foot medical office building adjacent to our existing 55,000 square foot, five-story Chicago Avenue medical office building located in Minneapolis, Minnesota. This new structure, and an adjoining parking ramp, have a planned project completion date of August 2008 and an estimated total project cost of $15.7 million. As of July 2007, approximately 60% of this new medical office building has been pre-leased to an anchor tenant. Construction on the project began in August 2007.

Cottonwood Apartments:  During fiscal year 2007, we began construction of a multi-family residential property adjacent to three existing apartment buildings owned by us in Bismarck, North Dakota. The 67-unit Cottonwood IV apartment complex is expected to cost approximately $6.1 million to construct, and is targeted for completion in the third quarter of fiscal year 2008. As of July 31, 2007, we have funded approximately $2.6 million of the estimated construction cost of this project. The project is scheduled to be completed by January 1, 2008.

Minot Mixed-Use Project:  We are in the preliminary stages of construction of a mixed-use project on a greenfield site in Minot, North Dakota, to consist of approximately 67 apartments and 60,100 rentable square feet of office and retail space. We currently expect that we will move our Minot, North Dakota offices to this location, occupying approximately one-third of the proposed office/retail space. Current estimates are that the project would be completed in the second quarter of our fiscal year 2009, at a total cost of approximately $17.75 million. However, because we are in the early stages of site work and construction, and further design changes to the project are possible, the cost estimate is not yet firm, and no assurances can be given that this project will be completed as currently proposed.

We continually receive, evaluate and identify opportunities for the acquisition and development of commercial and multi-family residential properties, particularly in the states in which we currently own properties. We believe that the above-described projects are indicative of our current active acquisition and development pipelines.

The Offering

Shares Offered	5,000,000 Shares(1)

Shares Outstanding After this Offering	54,513,004 Shares(1)(2)

Restriction on Ownership and Transfer	Our Shares are subject to certain restrictions on ownership and transfer designed to preserve our qualification as a REIT for federal income tax purposes. See “Description of Common Shares” in the accompanying prospectus.

Use of Proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $54.6 million, or approximately $62.8 million if the underwriters exercise their over-allotment option in full. We intend to contribute the net proceeds to our operating partnership, IRET Properties, to use for the acquisition, development, renovation, expansion or improvement of income-producing real estate properties, including the acquisition or development of the properties described above under “Recent Developments.”

NASDAQ trading symbol	IRETS

(1)	Excludes 750,000 common shares that we may issue upon exercise of the underwriters’ over-allotment option.
(2)	Based on 49,513,004 common shares outstanding as of October 5, 2007; excludes 20,117,412 common shares issuable upon redemption of limited partnership units of our operating partnership.

Summary Consolidated Financial and Other Data

The following table sets forth summary consolidated financial data, which should be read in conjunction with, and is qualified by reference to, the consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into this prospectus supplement. Our summary consolidated financial data as of and for each of the fiscal years in the three-year period ended April 30, 2007, is derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP. Our summary consolidated financial data as of July 31, 2007, and for the three months ended July 31, 2007 and 2006 has been derived from our unaudited financial statements. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and our results of operations for these periods. Operating results for the three months ended July 31, 2007, are not necessarily indicative of the results that may be expected for the full year.

	Three Months Ended
	July 31		Fiscal Year Ended April 30
(In thousands, except per share data)	2007	2006	2007	2006	2005

Operating Data:
Revenue	$53,642	$44,342	$197,817	$170,448	$152,937
Operating expenses:
Interest	15,442	12,931	58,450	50,727	47,393
Depreciation/Amortization	12,205	9,929	44,481	36,953	32,973
Utilities and maintenance	9,967	7,851	36,920	32,706	26,698
Property management	3,848	3,251	13,854	11,809	10,401
Taxes	651	569	23,322	19,785	18,191
Other operating expenses	8,231	6,792	9,155	8,570	8,347

Total operating expenses	$50,344	$41,323	$186,182	$160,550	$144,003
Operating income	$3,298	$3,019	$11,635	$9,898	$8,934
Non-operating income	635	278	2,665	1,240	986

Income before gain/loss on properties and minority interest	3,933	3,297	14,300	11,138	9,920
(Loss) gain on sale of other investments	(1)	0	(38)	23	3
Minority interest portion of joint ventures	36	12	26	(484)	(379)
Minority interest portion of operating partnership income	(987)	(612)	(3,229)	(1,896)	(1,738)

Income from continuing operations	$2,981	$2,697	$11,059	$8,781	$7,806
Discontinued operations, net	0	416	3,051	2,786	7,270

Net income	$2,981	$3,113	$14,110	$11,567	$15,076
Dividends to preferred shareholders	(593)	(593)	(2,372)	(2,372)	(2,372)
Net income available to common shareholders	2,388	2,520	11,738	9,195	12,704
Other Data:
Funds from operations(1)	$15,861	$12,638	$57,003	$46,711	$42,314
Cash distributions to holders of common shares and unitholders	8,609	7,038	31,123	27,530	25,241
Per Share Data:
Net income from continuing and discontinued operations	$.05	$.05	$.24	$.20	$.30
Funds from operations(1)	.23	.21	.88	.79	.76
Cash distributions	.1665	.1645	.6610	.6530	.6450
Balance Sheet Data:
Total real estate investments, net	$1,340,259	$1,130,825	$1,316,534	$1,126,400	$1,067,345
Total assets	1,441,066	1,213,288	1,435,389	1,207,315	1,151,158
Total liabilities	986,394	806,804	981,030	797,139	736,955
Minority interest in consolidated partnerships	12,818	16,342	12,925	16,403	15,860
Minority interests in operating partnership	159,477	102,258	156,465	104,213	103,171
Total shareholders’ equity	282,377	287,884	284,969	289,560	295,172

(1)	We consider funds from operations, or FFO, a useful measure of performance for an equity REIT. We use the definition of FFO adopted by the National Association of Real Estate Investment Trusts, or NAREIT, in 1991, as clarified in 1995, 1999 and 2002. NAREIT defines FFO to mean net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciated property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect FFO on the same basis. A reconciliation of FFO to net income computed in accordance with GAAP is as follows:

	Three Months Ended
	July 31		Fiscal Year Ended April 30
(In thousands, except per share data)	2007	2006	2007	2006	2005

Net income	$2,981	$3,113	$14,110	$11,567	$15,076
Less dividends to preferred shareholders	(593)	(593)	(2,372)	(2,372)	(2,372)
Net income available to common shareholders	2,388	2,520	11,738	9,195	12,704
Add back:
Minority interest in earnings of holders of LP units	987	733	4,299	2,705	3,873
Depreciation and amortization(a)	12,485	10,205	45,568	38,104	34,342
(Gain) loss from depreciable property sales	1	(820)	(4,602)	(3,293)	(8,605)
Fully diluted FFO	15,861	12,638	57,003	46,711	42,314
Weighted averages shares outstanding:
Common shares	48,663	47,043	47,672	45,717	43,214
Common shares issuable to holders of LP units(b)	20,284	13,762	17,017	13,329	12,621
Total	68,947	60,805	64,689	59,046	55,835
Net income per common share(c)	$.05	$.05	$.24	$.20	$.30
FFO per common share and LP unit(c)	$.23	$.21	$.88	$.79	$.76

(a)	Real estate depreciation and amortization consists of the sum of depreciation/amortization related to real estate investments and amortization related to non-real estate investments from the Consolidated Statement of Operations, and depreciation/amortization from Discontinued Operations, less corporate-related depreciation and amortization on office equipment and other assets.
(b)	LP units of IRET Properties are redeemable at the option of the holder for cash or at our option, common shares on a one-for-one basis.
(c)	Net income per common share is calculated using the number of outstanding common shares. FFO per common share is calculated using the number of common shares outstanding and the number of common shares issuable to holders of outstanding LP units.

While we use the NAREIT definition of FFO, the components of that definition in many cases require interpretation and, accordingly, we have made certain interpretations in applying the definition. In particular, in calculating FFO per share, we “add back” to net income computed in accordance with GAAP the allocations made to limited partners of IRET Properties, and divide this amount by the total outstanding number of our common shares and limited partnership units, or LP units, of IRET Properties. Under the partnership agreement pursuant to which the LP units of IRET Properties are issued, holders of LP units effectively have the same claim on our earnings and assets as do the holders of our common shares and, therefore, we consider that the LP units of IRET Properties also should be included with the common shares in calculating FFO per share.

While FFO is widely used by REITs as a primary performance metric, not all real estate companies use the same definition of FFO or calculate FFO in the same way. Accordingly, FFO presented by us is not necessarily comparable to FFO presented by other real estate companies.

FFO should not be considered as an alternative to net income as determined in accordance with GAAP as a measure of our performance, but rather should be considered as an additional, supplemental measure. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not necessarily indicative of sufficient cash flow to fund all of our needs or our ability to service indebtedness or make distributions.

Price Range of Shares and Distribution History

Our common shares are traded on the NASDAQ Global Select Market, or NASDAQ, under the symbol “IRETS.” At September 30, 2007, there were approximately 4,136 record holders of our common shares. The following table sets forth, for the periods indicated, the range of the high and low sales prices of our common shares on the NASDAQ.

			Distribution
	High	Low	per Share

Fiscal Year 2006
First Quarter	$10.24	$9.04	$.1625
Second Quarter	10.16	8.85	.1630
Third Quarter	9.79	9.20	.1635
Fourth Quarter	9.67	9.11	.1640
Fiscal Year 2007
First Quarter	9.50	8.85	.1645
Second Quarter	10.15	9.22	.1650
Third Quarter	10.68	9.65	.1655
Fourth Quarter	11.00	9.66	.1660
Fiscal Year 2008
First Quarter	10.86	9.40	.1665
Second Quarter (through October 5, 2007)	11.59	9.25	.1670

The last reported sale price for our common shares on NASDAQ on October 5, 2007 was $11.59 per share.

We have paid quarterly distributions since July 1, 1971. Distributions are generally paid in January, April, July and October of each year. Our last quarterly distribution of $.1670 per share was paid on October 1, 2007.

Risk Factors

In addition to the other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, including “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended April 30, 2007, prospective investors should consider carefully the following factors when evaluating an investment in our Shares offered by this prospectus supplement and the accompanying prospectus. You should also review our disclosures under the heading “Special Note Regarding Forward-Looking Statements” in this prospectus supplement.

Risks Related to this Offering and the Purchase of our Common Shares

Our future growth depends, in part, on our ability to raise additional equity capital, which will have the effect of diluting the interests of the holders of our common shares.

Our future growth depends upon, among other things, our ability to raise equity capital and issue limited partnership units of IRET Properties. The issuance of additional common shares, and of limited partnership units for which we subsequently issue common shares upon the redemption of the limited partnership units, will dilute the interests of holders of our common shares. Additionally, sales of substantial amounts of our common shares or preferred shares in the public market, or issuances of our common shares upon redemption of limited partnership units in our operating partnership, or the perception that such sales or issuances might occur, could adversely affect the market price of our common shares.

We may issue additional classes or series of our shares of beneficial interest with rights and preferences that are superior to the rights and preferences of our common shares.

Without the approval of the holders of our common shares, our board of trustees may establish additional classes or series of our shares of beneficial interest, and such classes or series may have dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights and preferences that are superior to the rights of the holders of our common shares.

Payment of distributions on our shares of beneficial interest is not guaranteed.

Our board of trustees must approve our payment of distributions and may elect at any time, or from time to time, and for an indefinite duration, to reduce the distributions payable on our shares of beneficial interest or to not pay distributions on our shares of beneficial interest. Our board of trustees may reduce distributions for a variety of reasons, including, but not limited to, the following:

■	operating and financial results below expectations that cannot support the current distribution payment;

■	unanticipated costs or cash requirements; or

■	a conclusion that the payment of distributions would cause us to breach the terms of certain agreements or contracts, such as financial ratio covenants in our debt financing documents.

Our distributions are not eligible for the lower tax rate on dividends, except in limited situations.

The tax rate applicable to qualifying corporate dividends received by certain non-corporate shareholders prior to 2010 has been reduced to a maximum rate of 15%. This special tax rate is generally not applicable to distributions paid by a REIT, unless such distributions represent earnings on which the REIT itself had been taxed. As a result, distributions (other than capital gain distributions) paid by us to certain non-corporate shareholders will generally be subject to the tax rates that are otherwise applicable to ordinary income which, currently, are as high as 35%. This change in law may make an investment in our common shares comparatively less attractive relative to an investment in the shares of other entities, which pay dividends but are not formed as REITs.

Changes in market conditions could adversely affect the price of our shares.

As is the case with any publicly-traded securities, certain factors outside of our control could influence the value of our common shares. These conditions include, but are not limited to:

■	market perception of REITs in general;

■	market perception of REITs relative to other investment opportunities;

■	market perception of our financial condition, performance, distributions and growth potential;

■	prevailing interest rates;

■	general economic and business conditions;

■	government action or regulation, including changes in the tax laws; and

■	relatively low trading volumes in securities of REITS.

Higher market interest rates may adversely affect the market price of our common shares, and low trading volume on the NASDAQ may prevent the timely resale of our common shares.

One of the factors that investors may consider important in deciding whether to buy or sell shares of a REIT is the distribution with respect to such REIT’s shares as a percentage of the price of those shares, relative to market interest rates. If market interest rates rise, prospective purchasers of REIT shares may expect a higher distribution rate in order to maintain their investment. Higher market interest rates would likely increase our borrowing costs and might decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common shares to decline. In addition, although our common shares of beneficial interest are listed on the NASDAQ, the daily trading volume of our shares may be lower than the trading volume for other companies. The average daily trading volume for the period of May 1, 2006, through April 30, 2007, was 93,365 shares and the average monthly trading volume for the period of May 1, 2006 through April 30, 2007 was 2,111,026 shares. As a result of this trading volume, an owner of our common shares may encounter difficulty in selling our shares in a timely manner and may incur a substantial loss.

Use of Proceeds

We estimate that the net proceeds from the sale of our common shares in this offering will be approximately $54.6 million, or approximately $62.8 million if the underwriters exercise their over-allotment option in full. “Net proceeds” is what we expect to receive after deducting the underwriting discount and our estimated expenses. We currently plan to contribute the net proceeds of this offering to our operating partnership, IRET Properties, to use for the acquisition, development, renovation, expansion or improvement of income-producing real estate properties, including the properties referred to above under “Prospectus Supplement Summary – Recent Developments.” Pending use, the net proceeds of this offering may be invested in short-term income-producing investments, such as U.S. treasury bonds with terms of six months or less.

Capitalization

The following table sets forth our capitalization as of July 31, 2007 on an actual basis, and on a pro forma basis to give effect to our receipt of approximately $54,612,750 in estimated net proceeds from our sale of 5,000,000 common shares in this offering, assuming an offering price of $11.59 per share, the last reported sales price of our common shares on October 5, 2007 on NASDAQ. This table should be read in conjunction with the consolidated financial statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into this prospectus supplement.

	July 31, 2007
	Actual	Pro Forma
(in thousands)	Consolidated	Consolidated

Debt:
Mortgages payable	$960,086	$960,086
Other	1,103	1,103

Total Debt	961,189	961,189
Shareholders’ equity:
Preferred Shares of Beneficial Interest (Cumulative redeemable preferred shares, no par value, 1,150,000 shares issued and outstanding at July 31, 2007 and April 30, 2007, aggregate liquidation preference of $28,750,000)	27,317	27,317
Common Shares of Beneficial Interest (Unlimited authorization, no par value, 48,893,074 shares issued and outstanding at July 31, 2007, and 48,570,461 shares issued and outstanding at April 30, 2007)(1)	357,614	412,227
Accumulated distributions in excess of net income	(102,526)	(102,526)
Accumulated other comprehensive loss	(28)	(28)

Total shareholders’ equity	282,377	336,990

Total capitalization	$1,243,566	$1,298,179

(1)	Does not include up to 20,117,412 common shares issuable upon exchange of outstanding limited partnership units of our operating partnership.

Additional Federal Income Tax Considerations

The following discussion summarizes the material federal income tax consequences relating to our taxation as a REIT and to the purchase, ownership and disposition of our common shares. Pringle & Herigstad, P.C. has acted as our special tax counsel in connection with this offering, has reviewed this summary and is of the opinion that it accurately describes the federal income tax consequences that are likely to be material to a holder of our common shares. However, because this is only a summary, it may not contain all of the information that may be important in your specific circumstances. As you review this discussion, you should keep in mind that:

■	the tax consequences to you may vary depending upon your particular tax situation;

■	special rules that we do not discuss below may apply if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company or otherwise subject to special tax treatment under the Internal Revenue Code;

■	this summary generally does not address state, local or non-U.S. tax considerations;

■	this summary deals only with shareholders that hold our common shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code; and

■	we do not intend this discussion to be, and you should not construe it as, tax advice.

You should review the following discussion and consult with your own tax advisor to determine the effect of the acquisition, ownership and disposition of our common shares on your individual tax situation, including any state, local or non-U.S. tax consequences.

We base the information in this section on the current Internal Revenue Code, current final, temporary and proposed Treasury regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”), including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively. It is possible that the IRS could challenge the statements in this discussion, which do not bind the IRS or the courts, and that a court could agree with the IRS.

Taxation of Investors Real Estate Trust as a REIT

We elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended April 30, 1971. We believe that, commencing with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to be organized and to operate in such a manner. However, we cannot assure you that we have operated or will operate in a manner so as to qualify or remain qualified as a REIT. Qualification as a REIT depends on our continuing to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results. The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its shareholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.

Federal Income Taxation of Investors Real Estate Trust

In the opinion of Pringle & Herigstad, P.C., we qualified to be taxed as a REIT for our taxable years ended April 30, 2000 through April 30, 2007, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending April 30, 2008 and in the future. Investors should be aware that Pringle & Herigstad’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the future conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Pringle & Herigstad’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. While Pringle & Herigstad has reviewed those matters in connection with the foregoing opinion, Pringle & Herigstad will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “– Failure to Qualify.”

If we have qualified and continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that is timely distributed to shareholders. The REIT provisions of the Internal Revenue Code generally allow a REIT to deduct distributions paid to its shareholders, substantially eliminating the federal “double taxation” on earnings (that is, taxation at the corporate level when earned, and again at the shareholder level when distributed) that usually results from investments in a corporation. Nevertheless, we will be subject to federal income tax as follows:

First, we will be taxed at regular corporate rates on our undistributed “REIT taxable income,” including undistributed net capital gains.

Second, under some circumstances, we may be subject to the “alternative minimum tax” as a consequence of our items of tax preference.

Third, if we have net income from the sale or other disposition of “foreclosure property” that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

Fourth, if we have net income from “prohibited transactions” (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax.

Fifth, if we should fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below) but have nonetheless maintained our qualification as a REIT because we have met other requirements, we will be subject to a 100% tax on the greater of the amount by which the 75% gross income test was not satisfied or the amount by which the 95% gross income test was not satisfied, in each case multiplied by a fraction intended to reflect our profitability. The 100% tax is imposed on (1) the gross income attributable to the greater of (a) the amount by which we fail the 75% test or (b) the amount by which 90% (or 95% commencing with taxable years beginning on or after January 1, 2005) of our gross income exceeds the amount of income qualifying for the 95% income test, multiplied by (2) a fraction intended to reflect our profitability.

Sixth, if we fail to satisfy any of the asset tests (described below) (other than a de minimis failure of the 5% asset test or the 10% vote or value test) or any of the REIT qualification requirements other than the gross income and asset tests and such failure is due to reasonable cause and not willful neglect, we may avoid disqualification as a REIT by, among other things, paying a penalty of $50,000 or more in certain cases.

Seventh, if we fail to distribute during each year at least the sum of

■	85% of our REIT ordinary income for such year,

■	95% of our capital gain net income for such year, and

■	any undistributed taxable income from prior periods,

then we will be subject to a 4% excise tax on the excess of this required distribution amount over the amounts actually distributed.

Eighth, if we should acquire any asset from a “C” corporation (i.e., a corporation generally subject to full corporate-level tax) in a carryover-basis transaction and no election is made for the transaction to be currently taxable, and we subsequently recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired the asset, we generally will be subject to tax at the highest regular corporate rate on the lesser of the amount of gain that we recognize at the time of the sale or disposition and the amount of gain that we would have recognized if we had sold the asset at the time we acquired the asset, the “Built-in Gains Tax.”

Ninth, if we own taxable REIT subsidiaries, we will be subject to a 100% excise tax on transactions with them that are not conducted on an arm’s-length basis. Currently we do not own any direct or indirect interests in taxable REIT subsidiaries.

Tenth, we may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. shareholder would be taxed in its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) and would receive a credit or refund for its proportionate share of the tax we paid.

Requirements for Qualification

To qualify as a REIT, we must elect to be treated as a REIT and must meet the requirements, discussed below, relating to our organization, sources of income, nature of assets and distributions.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

■	that is managed by one or more trustees or directors;

■	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

■	that would be taxable as a domestic corporation but for application of the REIT rules;

■	that is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code;

■	that has at least 100 persons as beneficial owners;

■	during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, through the application of certain attribution rules, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities);

■	that files an election or continues such election to be taxed as a REIT on its return for each taxable year;

■	that (unless the entity qualified as a REIT for any taxable year beginning on or before October 4, 1976, which is the case with us) uses the calendar year as its taxable year and complies with the recordkeeping requirements of the federal income tax laws; and

■	that satisfies the income tests, the asset tests, and the distribution tests, described below.

The Internal Revenue Code provides that REITs must satisfy all of the first four preceding requirements during the entire taxable year. REITs must satisfy the fifth requirement during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. For purposes of the sixth requirement, the beneficiaries of a pension or profit-sharing trust described in Section 401(a) of the Internal Revenue Code, and not the pension or profit-sharing trust itself, are treated as REIT shareholders. We will be treated as having met the sixth requirement if we comply with certain Treasury Regulations for ascertaining the ownership of our common shares for such year and if we did not know (or after the exercise of reasonable diligence would not have known) that the sixth condition was not satisfied for such year. Our declaration of trust currently includes restrictions regarding transfer of our common shares that, among other things, assist us in continuing to satisfy the fifth and sixth of these requirements.

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary will be disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself for purposes of applying the requirements herein. Our qualified REIT subsidiaries will not be subject to federal corporate income taxation, although they may be subject to state and local taxation in some states.

A REIT that is a partner in a partnership is deemed to own its proportionate share of the assets of the partnership and to earn its proportionate share of the partnership’s income, in both cases being based on its relative capital interest in the partnership. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests. Thus, our proportionate share of the assets, liabilities and items of income of IRET Properties, our operating partnership (including our operating partnership’s share of the assets, liabilities and items of income with respect to any partnership in which it holds an interest) is treated as our assets, liabilities and items of income for purposes of applying the requirements described herein.

A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a
100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. Although we previously owned an interest in a taxable REIT subsidiary, currently we do not own any direct or indirect interests in taxable REIT subsidiaries. However, it is possible that in the future we may engage in activities indirectly through one or more taxable REIT subsidiaries to obtain the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly.

Income Tests.  In order to maintain qualification as a REIT, we must satisfy two gross income requirements. First, we must derive, directly or indirectly, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year from investments relating to real property or mortgages on real property, including “rents from real property,” gains on disposition of real estate, dividends paid by another REIT and interest on obligations secured by real property or on interests in real property, or from certain types of temporary investments. Second, we must derive at least
95% of our gross income (excluding gross income from prohibited transactions) for each taxable year from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities. For taxable years beginning on or after January 1, 2005, any income from a hedging transaction that is clearly and timely identified and hedges indebtedness incurred or to be incurred to acquire or carry real estate assets will not constitute gross income, rather than being treated as qualifying or nonqualifying income, for purposes of the 95% gross income test.

Rents that we receive will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person but can be based on a fixed percentage of gross receipts or gross sales. Second, “rents from real property” generally excludes any amount received directly or indirectly from any tenant if we, or an owner of 10% of more of our outstanding shares, directly or constructively, own 10% or more of such tenant taking into consideration the applicable attribution rules, which we refer to as a “related party tenant.” Third, “rents from real property” excludes rent attributable to personal property except where such personal property is leased in connection with a lease of real property and the rent attributable to such personal property is less than or equal to 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year. Finally, amounts that are attributable to services furnished or rendered in connection with the rental of real property, whether or not separately stated, will not constitute “rents from real property” unless such services are customarily provided in the geographic area. Customary services that are not considered to be provided to a particular tenant (e.g., furnishing heat and light, the cleaning of public entrances, and the collection of trash) can be provided directly by us. Where, on the other hand, such services are provided primarily for the convenience of the tenants or are provided to such tenants, such services must be provided by an independent contractor from whom we do not receive any income or a taxable REIT subsidiary. Non-customary services that are not performed by an independent contractor or taxable REIT subsidiary in accordance with the applicable requirements will result in impermissible tenant service income to us to the extent of the income earned (or deemed earned) with respect to such services. If the impermissible tenant service income exceeds 1% of our total income from a property, all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services does not exceed 1% of our total income from the property, the services will not cause the rent paid by tenants of the property to fail to qualify as rents from real property, but the impermissible tenant services income will not qualify as “rents from real property.”

We do not currently charge and do not anticipate charging rent that is based in whole or in part on the income or profits of any person (unless based on a fixed percentage or percentages of receipts or sales, as is permitted). We also do not anticipate either deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents or receiving rent from related party tenants.

The operating partnership does provide some services with respect to our properties. We believe that the services with respect to our properties that are and will be provided directly are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to particular tenants and, therefore, that the provision of such services will not cause rents received with respect to the properties to fail to qualify as rents from real property. Services with respect to the properties that we believe may not be provided by us or the operating partnership directly without jeopardizing the qualification of rent as “rents from real property” are and will be performed by independent contractors or taxable REIT subsidiaries.

We may, directly or indirectly, receive fees for property management and brokerage and leasing services provided with respect to some properties not owned entirely by the operating partnership. These fees, to the extent paid with respect to the portion of these properties not owned, directly or indirectly, by us, will not qualify under the 75% gross income test or the 95% gross income test. The operating partnership also may receive other types of income with respect to the properties it owns that will not qualify for either of these tests. We believe, however, that the aggregate amount of these fees and other non-qualifying income in any taxable year will not cause us to exceed the limits on non-qualifying income under either the 75% gross income test or the 95% gross income test.

Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property that is acquired by a REIT as the result of such REIT having bid on the property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law after actual or imminent default on a lease of the property or on indebtedness secured by the property (any such proceeding or agreement referred to as a “Repossession Action”). Property acquired by a Repossession Action will not be considered “foreclosure property” if (a) the REIT held or acquired the property subject to a lease or securing indebtedness for sale to customers in the ordinary course of business or (b) the lease or loan was acquired or entered into with intent to take Repossession Action or in circumstances where the REIT had reason to know a default would occur. The determination of such intent or reason to know must be based on all relevant facts and circumstances. In no case will property be considered “foreclosure property” unless the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

■	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the
75% gross income test;

■	on which any construction takes place on the property, other than completion of a building or, any other improvement, where more than 10% of the construction was completed before default became imminent; or

■	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

From time to time, we may enter into hedging transactions with respect to our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. For taxable years beginning prior to January 1, 2005, any periodic income or gain from the disposition of any financial instrument for these or similar transactions to hedge indebtedness we incurred to acquire or carry “real estate assets” was qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent we hedged with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions should have been treated for the gross income tests. For taxable years beginning on or after January 1, 2005, taxable year, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test. For those taxable years, a “hedging transaction” means any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.

The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

If we fail to satisfy the 75% gross income test or the 95% gross income test for any taxable year, we may nevertheless qualify as a REIT for that year if we are eligible for relief under the Internal Revenue Code. For taxable years beginning prior to January 1, 2005, the relief provisions generally will be available if:

■	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

■	we file a disclosure schedule with the IRS after we determine that we have not satisfied one of the gross income tests; and

■	any incorrect information on the schedule is not due to fraud with intent to evade tax.

Commencing with taxable years beginning on or after January 1, 2005, those relief provisions will be available if:

■	our failure to meet these tests is due to reasonable cause and not to willful neglect; and

■	we file a disclosure schedule with the IRS after we determine that we have not satisfied one of the gross income tests in accordance with regulations prescribed by the Secretary of the Treasury.

We cannot state whether in all circumstances we would be entitled to the benefit of this relief provision. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally earn exceeds the limits on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. Even if this relief provision applies, the Internal Revenue Code imposes a 100% tax with respect to a portion of the non-qualifying income, as described above.

Asset Tests.  At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets:

■	At least 75% of the value of our total assets must be represented by real estate assets (including interests in real property, interests in mortgages on real property, and stock in other REITs), cash and cash items (including receivables), government securities and investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year-term.

■	No more than 25% of the value of our total assets may be represented by securities other than those in the 75% asset class.

■	Except for equity investments in REITs, qualified REIT subsidiaries or taxable REIT subsidiaries or other securities that qualify as “real estate assets” for purposes of the 75% asset test:

■	the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets;

■	we may not own more than 10% of any one issuer’s outstanding voting securities; and

■	we may not own more than 10% of the value of the outstanding securities of any one issuer.

■	No more than 20% of our total assets may be represented by securities of one of more taxable REIT subsidiaries.

Certain types of securities are disregarded as securities for purposes of the 10% value limitation discussed above, including (i) straight debt securities (including straight debt that provides for certain contingent payments); (ii) any loan to an individual or an estate; (iii) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a ”related person”; (iv) any obligation to pay rents from real property; (v) certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (vi) any security issued by a REIT; and (vii) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of a security. In addition, (a) a REIT’s interest as a partner in a partnership is not considered a ”security” for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income (excluding income from prohibited transactions) is derived from sources that would qualify for the 75% REIT gross income test, and (c) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership. For taxable years beginning after October 22, 2004, special look-through rules apply for determining a REIT’s share of securities held by a partnership in which the REIT holds an interest.

We believe that substantially all of our assets consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We monitor the status of our assets for purposes of the various asset tests, and manage our portfolio in order to comply with such tests.

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

Commencing with taxable years beginning on or after January 1, 2005, after the 30-day cure period, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets causing the violation. For violations of any of the REIT asset tests due to reasonable cause that are larger than this amount, a REIT may avoid disqualification as a REIT after the 30-day cure period, if such failure was due to reasonable cause and not due to willful neglect, by taking certain steps, including the disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and filing a schedule with the IRS that describes the non-qualifying assets.

Annual Distribution Requirements

To qualify for taxation as a REIT, the Internal Revenue Code requires that we make distributions (other than capital gain distributions) to our shareholders in an amount at least equal to (a) the sum of: (1) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our net capital gain or loss), and (2) 90% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (b) the sum of certain items of non-cash income.

We must pay distributions in the taxable year to which they relate. Dividends paid in the subsequent calendar year, however, will be treated as if paid in the prior calendar year for purposes of the prior year’s distribution requirement if the dividends satisfy one of the following two sets of criteria:

■	We declare the dividends in October, November or December, the dividends are payable to shareholders of record on a specified date in such a month, and we actually pay the dividends during January of the subsequent year; or

■	We declare the dividends before we timely file our federal income tax return for such year, we pay the dividends in the 12-month period following the close of the prior year and not later than the first regular dividend payment after the declaration, and we elect on our federal income tax return for the prior year to have a specified amount of the subsequent dividend treated as if paid in the prior year.

Even if we satisfy the foregoing distribution requirements, we will be subject to tax thereon to the extent that we do not distribute all of our net capital gain or “REIT taxable income” as adjusted. Furthermore, if we fail to distribute at least the sum of 85% of our ordinary income for that year; 95% of our capital gain net income for that year; and any undistributed taxable income from prior periods, we would be subject to a 4% non-deductible excise tax on the excess of the required distribution over the amounts actually distributed.

In addition, if during the 10-year recognition period, we dispose of any asset subject to the built-in gain rules described above, we must, pursuant to guidance issued by the IRS, distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of the asset.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax we paid. For purposes of the 4% excise tax described, any such retained amounts would be treated as having been distributed.

We intend to make timely distributions sufficient to satisfy the annual distribution requirements. We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement or to distribute such greater amount as may be necessary to avoid income and excise taxation. In this event, we may find it necessary to arrange for borrowings or, if possible, pay taxable dividends in order to meet the distribution requirement or avoid such income or excise taxation.

In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Internal Revenue Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Internal Revenue Code, or an agreement as to tax liability between us and an
IRS district director, or, an amendment or supplement to our federal income tax return for the applicable tax year, we may be able to rectify any resulting failure to meet the 90% annual distribution requirement by paying “deficiency dividends” to shareholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within 90 days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Internal Revenue Code, a deduction is allowed for any deficiency dividend we subsequently paid to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding shares. We have complied and intend to continue to comply with these requirements.

Failure To Qualify

Commencing with taxable years beginning on or after January 1, 2005, a violation of a REIT qualification requirement other than the gross income tests or the asset tests will not disqualify us if the violation is due to reasonable cause and not due to willful neglect and we pay a penalty of $50,000 for each such violation. If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In that event, to the extent of our positive current and accumulated earnings and profits, distributions to shareholders will be dividends, generally taxable to non-corporate shareholders at long-term capital gains tax rates (as described below) and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our REIT qualification. We cannot state whether in all circumstances we would be entitled to such statutory relief. For example, if we fail to satisfy the gross income tests because non-qualifying income that we intentionally earn exceeds the limit on such income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

Taxation of U.S. Shareholders

As used in this prospectus, the term “U.S. Shareholder” means a holder of our common shares that, for federal income tax purposes:

■	is a citizen or resident of the United States;

■	is a corporation or partnership (including an entity treated as a corporation or partnership for federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

■	is an estate, the income of which is subject to federal income taxation regardless of its source;

■	is a trust and a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust; or

■	is an eligible trust that elects to be taxed as a U.S. person under applicable Treasury Regulations.

For any taxable year for which we qualify for taxation as a REIT, amounts distributed to taxable U.S. Shareholders will be taxed as discussed below.

Distributions Generally.  Distributions to U.S. Shareholders, other than capital gain dividends discussed below, will constitute dividends up to the amount of our positive current and accumulated earnings and profits and, to that extent, will constitute ordinary income to U.S. Shareholders. These distributions are not eligible for the dividends received deduction generally available to corporations. Certain “qualified dividend income” received by U.S. Shareholders in taxable years 2003 through 2010 is subject to tax at the same tax rates as long-term capital gain (generally, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced rates and, therefore, will continue to be subject to tax at higher ordinary income rates (generally, a maximum rate of 35% for taxable years 2003-2010), subject to two narrow exceptions. Under the first exception, dividends received from a REIT may be treated as “qualified dividend income” eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations (such as taxable REIT subsidiaries). Under the second exception, dividends paid by a REIT in a taxable year may be treated as qualified dividend income in an amount equal to the sum of (i) the excess of the REIT’s “REIT taxable income” for the preceding taxable year over the corporate-level federal income tax payable by the REIT for such preceding taxable year and (ii) the excess of the REIT’s income that was subject to the Built-in Gains Tax in the preceding taxable year over the tax payable by the REIT on such income for such preceding taxable year. We do not anticipate that a material portion of our distributions will be treated as qualified dividend income.

To the extent that we make a distribution in excess of our positive current and accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in the U.S. Shareholder’s common shares, and then the distribution in excess of such basis will be taxable to the U.S. Shareholder as gain realized from the sale of its common shares. Dividends we declared in October, November or December of any year payable to a U.S. Shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholders on December 31 of that year, provided that we actually pay the dividends during January of the following calendar year.

Capital Gain Distributions.  Distributions to U.S. Shareholders that we properly designate as capital gain dividends will be treated as long-term capital gains (to the extent they do not exceed our actual net capital gain) for the taxable year without regard to the period for which the U.S. Shareholder has held his or her common shares. However, corporate U.S. shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations.

We may elect to retain and pay income tax on net long-term capital gain that we received during the tax year. In this instance, U.S. Shareholders will include in their income their proportionate share of our undistributed long-term capital gains. U.S. Shareholders will also be deemed to have paid their proportionate share of the tax we paid, which would be credited against such shareholders’ U.S. income tax liability (and refunded to the extent it exceeds such liability). In addition, the basis of the U.S. Shareholders’ shares will be increased by the excess of the amount of capital gain included in our income over the amount of tax it is deemed to have paid.

Any capital gain with respect to capital assets held for more than one year that is recognized or otherwise properly taken into account before January 1, 2011, generally will be taxed to a non-corporate taxpayer at a maximum rate of 15%. In the case of capital gain attributable to the sale of real property held for more than one year, such gain will be taxed at a maximum rate of 25% to the extent of the amount of depreciation deductions previously claimed with respect to such property. With respect to distributions we designated as capital gain dividends (including any deemed distributions of retained capital gains), subject to certain limits, we may designate, and will notify our shareholders, whether the dividend is taxable to non-corporate shareholders at regular long-term capital gains rates (currently at a minimum rate of 15%) or at the 25% rate applicable to unrecaptured depreciation.

Passive Activity Loss and Investment Interest Limitations.  Distributions from us and gain from the disposition of our common shares will not be treated as passive activity income and, therefore, U.S. Shareholders will not be able to apply any “passive activity losses” against such income. Dividends from us (to the extent they do not constitute a return of capital) generally will be treated as investment income for purposes of the investment interest limitations. Net capital gain from the disposition of our common shares or capital gain dividends generally will be excluded from investment income unless the U.S. Shareholder elects to have the gain taxed at ordinary income rates. Shareholders are not allowed to include on their own federal income tax returns any tax losses that we incur. Instead, these losses are generally carried over by us for potential affect against future income.

Dispositions of Shares.  In general, U.S. Shareholders who are not dealers in securities, will realize capital gain or loss on the disposition of our common shares equal to the difference between the amount of cash and the fair market value of any property received on the disposition and that shareholder’s adjusted basis in the common shares. The applicable tax rate will depend on the U.S. Shareholder’s holding period in the asset (generally, if the U.S. Shareholder has held the asset for more than one year, it will produce long-term capital gain) and the shareholder’s tax bracket (the maximum rate for non-corporate U.S. Shareholders currently being 15%). The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate shareholders) to a portion of capital gain realized by a non-corporate shareholder on the sale of our common shares that would correspond to our “unrecaptured Section 1250 gain.” Shareholders should consult with their own tax advisors with respect to their capital gain tax liability. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of common shares that the U.S. shareholder has held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

Treatment of Tax-Exempt Shareholders.  Distributions from us to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute “unrelated business taxable income” (“UBTI”), unless the shareholder has borrowed to acquire or carry its common shares or has used the shares in an unrelated trade or business.

However, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt shareholders should consult their own tax advisors concerning these “set aside” and reserve requirements.

Qualified trusts that hold more than 10% (by value) of the shares of “pension-held REITs” may be required to treat a certain percentage of such a REIT’s distributions as UBTI. A REIT is a “pension-held REIT” only if the REIT would not qualify as a REIT for federal income tax purposes but for the application of a “look-through” exception to the five or fewer requirement applicable to shares held by qualified trusts and the REIT is “predominantly held” by qualified trusts. A REIT is predominantly held if either (1) at least one qualified trust holds more than 25% by value of the REIT interests or (2) qualified trusts, each owning more than 10% by value of the REIT interests, holds in the aggregate more than 50% of the REIT interests. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income (less certain associated expenses) of the REIT. In the event that this ratio is less than 5% for any year, then the qualified trust will not be treated as having received UBTI as a result of the REIT dividend. For these purposes, a qualified trust is any trust described in Section 401(a) of the Internal Revenue Code and exempt from tax under Section 501(a) of the Internal Revenue Code.

Special Tax Considerations For Non-U.S. Shareholders

A “non-U.S. Shareholder” is a shareholder that is not a U.S. Shareholder. In general, non-U.S. Shareholders will be subject to federal income tax at graduated rates with respect to their investment in us if the income from the investment is “effectively connected” with the non-U.S. Shareholder’s conduct of a trade or business in the United States in the same manner that U.S. shareholders are taxed. A corporate non-U.S. Shareholder that receives income that is (or is treated as) effectively connected with a U.S. trade or business also may be subject to the branch profits tax under Section 884 of the Internal Revenue Code, which is imposed in addition to regular federal income tax at the rate of 30%, subject to reduction under a tax treaty, if applicable. Effectively connected income that meets various certification requirements will generally be exempt from withholding. The following discussion will apply to non-U.S. Shareholders whose income from their investments in us is not so effectively connected (except to the extent that the “FIRPTA” rules discussed below treat such income as effectively connected income).

Distributions by us that are not attributable to gain from the sale or exchange by us of a “United States real property interest” and that we do not designate as a capital gain distribution will be treated as an ordinary income dividend to the extent that we pay the distribution out of our current or accumulated earnings and profits. Generally, any ordinary income dividend will be subject to a federal income tax, required to be withheld by us, equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces this tax. Such a distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. Shareholder’s basis in its common shares (but not below zero) and then as gain from the disposition of such common shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of common shares. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. Shareholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

Distributions by us with respect to our common shares that are attributable to gain from the sale or exchange of a “United States real property interest” under the Foreign Investment in Real Property Tax Act of 1980, or “FIRPTA” will be treated as ordinary dividends (taxed as described above) to a non-U.S. Shareholder as long as our common shares are ”regularly traded” on an established securities market in the United States if the non-U.S. Shareholder did not own more than 5% of such class of stock at any time during the one-year period preceding the distribution. The term “United States real property interest” includes an interest in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Capital gain dividends distributed to a non-U.S. Shareholder that held more than 5% of our common shares in the year preceding the distribution, or to all non-U.S. Shareholders in the event that our common shares cease to be regularly traded on an established securities market, will be taxed under FIRPTA. Moreover, if a non-U.S. Shareholder disposes of our common shares during the 30 day period preceding a dividend payment, and such non-U.S. Shareholder (or a person related to such non-U.S. Shareholder) acquires or enters into a contract or option to acquire our common shares within 61 days of the 1st day of the 30 day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a United States real property interest capital gain to such non-U.S. Shareholder, then such non-U.S. Shareholder shall be treated as having United States real property interest capital gain in an amount that, but for the disposition, would have been treated as United States real property interest capital gain. Such distributions are taxed to a non-U.S shareholder as if the distributions were gains “effectively connected” with a U.S. trade or business. Accordingly, a non-U.S. Shareholder will be required to report such gains on U.S. federal income tax returns and will be taxed at the normal capital gain rates applicable to a U.S. Shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Such distributions also may be subject to a 30% branch profits tax when made to a foreign corporation that is not entitled to an exemption or reduced branch profits tax rate under a tax treaty. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. Shareholder may receive a credit against our tax liability for the amount we withhold.

Although the law is not clear on this matter, it appears that amounts designated by us as undistributed capital gains in respect of our common shares generally should be treated with respect to non-U.S. Shareholders in the same manner as actual distributions by us of capital gain dividends.

Although tax treaties may reduce our withholding obligations, we generally will be required to withhold from distributions to non-U.S. Shareholders, and remit to the IRS, 30% of ordinary dividends paid out of earnings and profits. Special withholding rules apply to capital gain dividends that are not recharacterized as ordinary dividends. In addition, we may be required to withhold 10% of distributions in excess of our current and accumulated earnings and profits. If the amount of tax withheld by us with respect to a distribution to a non-U.S. Shareholder exceeds the shareholder’s U.S. tax liability, the non-U.S. Shareholder may file for a refund of such excess from the IRS.

We expect to withhold federal income tax at the rate of 30% on all distributions (including distributions that later may be determined to have been in excess of current and accumulated earnings and profits) made to a non-U.S. Shareholder unless:

■	a lower treaty rate applies and the non-U.S. Shareholder files with us an IRS Form W-8BEN evidencing eligibility for that reduced treaty rate;

■	the non-U.S. Shareholder files with us an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. Shareholder’s trade or business so that no withholding tax is required; or

■	the distributions are treated for FIRPTA withholding tax purposes as attributable to a sale of a United States real property interest, in which case tax will be withheld at a 35% rate.

Unless our common shares constitute a “U.S. real property interest” within the meaning of FIRPTA, a sale of our common shares by a non-U.S. Shareholder generally will not be subject to federal income taxation. Our common shares will not constitute a United States real property interest if we are a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. Shareholders. We believe that we are a domestically controlled qualified investment entity and, therefore, that the sale of our common shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, we cannot assure you that we are or will be a domestically controlled qualified investment entity. If we were not a domestically controlled qualified investment entity, a non-U.S. Shareholder’s sale of our common shares would be a taxable sale of a United States real property interest unless the common shares were “regularly traded” on an established securities market (such as NASDAQ) and the selling shareholder owned no more than 5% of our common shares throughout the applicable testing period. If the gain on the sale of common shares were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to the same treatment as a U.S. Shareholder with respect to the gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). However, even if our common shares are not a United States real property interest, a nonresident alien individual’s gains from the sale of shares will be taxable if the nonresident alien individual is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on his or her U.S. source capital gains.

A purchaser of our common shares from a non-U.S. Shareholder will not be required to withhold under FIRPTA on the purchase price if the purchased common shares are “regularly traded” on an established securities market or if we are a domestically controlled qualified investment entity. Otherwise, the purchaser of our common shares from a non-U.S. Shareholder may be required to withhold 10% of the purchase price and remit this amount to the IRS. Our common shares currently are traded on the NASDAQ. We believe that we qualify under both the regularly traded and the domestically controlled qualified investment entity exceptions to withholding but we cannot provide any assurance to that effect.

Upon the death of a nonresident alien individual, that individual’s ownership of our common shares will be treated as part of his or her U.S. estate for purposes of the U.S. estate tax, except as may be otherwise provided in an applicable estate tax treaty.

Information Reporting Requirements and Backup Withholding Tax

U.S. Shareholders.  In general, information reporting requirements will apply to payments of distributions on our common shares and payments of the proceeds of the sale of our common shares, unless an exception applies. Further, a payee may be subject to backup withholding at a rate of up to 28% if:

■	the payee fails to furnish a taxpayer identification number to the payer or to establish an exemption from backup withholding;

■	the IRS notifies the payer that the taxpayer identification number furnished by the payee is incorrect;

■	a notified payee has been under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Internal Revenue Code; or

■	the payee has failed to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code.

Some shareholders, including corporations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s federal income tax and may entitle the shareholder to a refund, provided that the shareholder furnishes the required information to the IRS.

Non-U.S. Shareholders.  Generally, information reporting will apply to payments of distributions on our common shares, and backup withholding may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding unless the non-U.S. Shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. Shareholder of our common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50% or more whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence as to the non-U.S. Shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the shareholder’s particular circumstances, you should consult your tax advisor regarding the information reporting requirements applicable to you.

Other Tax Consequences

Tax Aspects of Our Investments in the Operating Partnership.  The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our operating partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as “Partnerships.” The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.  We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

■	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

■	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents (which includes rents that would be qualifying income for purposes of the 75% gross income test, with certain modifications that make it easier for the rents to qualify for the 90% passive income exception), gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).

Treasury regulations, referred to as PTP regulations, provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership (excluding the operating partnership, which has more than 100 partners) should qualify for the private placement exclusion.

The operating partnership does not qualify for the private placement exclusion. While units of the operating partnership are not and will not be traded on an established securities market, and while the exchange rights of limited partners of the operating partnership are restricted by the agreement of limited partnership in ways that we believe, taking into account all of the facts and circumstances, prevent the limited partners from being able to buy, sell or exchange their limited partnership interests in a manner such that the limited partnership interests would be considered “readily tradable on a secondary market or the substantial equivalent thereof” under the PTP regulations, no complete assurance can be provided that the IRS will not successfully assert that the operating partnership is a publicly traded partnership.

As noted above, a publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership’s gross income for each taxable year in which the partnership is a publicly traded partnership consists of “qualifying income” under Section 7704 of the Code. “Qualifying income” under Section 7704 of the Code includes interest, dividends, real property rents, gains from the disposition of real property, and certain income or gains from the exploitation of natural resources. In addition, qualifying income under Section 7704 of the Code generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs. We believe the operating partnership has satisfied the 90% qualifying income test under Section 7704 of the Code in each year since its formation and will continue to satisfy that exception in the future. Thus, the operating partnership has not and will not be taxed as a corporation.

There is one significant difference, however, regarding rent received from related party tenants. For a REIT, rent from a tenant does not qualify as rents from real property if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant. Under Section 7704 of the Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant.

Accordingly, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules. The operating partnership has not requested, nor does it intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. In the opinion of Pringle & Herigstad, which is based on the provisions of the limited partnership agreement of the operating partnership and on certain factual assumptions and representations made by us, the operating partnership has since its formation and will continue to be taxed as a partnership rather than a corporation. Pringle & Herigstad’s opinion is not binding on the IRS or the courts.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships (or disregarded entities, if the entity has only one owner or member) for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. See “– Requirements for Qualification – Income Tests” and “– Requirements for Qualification – Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “– Annual Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax.  A partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.

Partnership Allocations.  Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Contributed Properties.  Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Unless we as general partner select a different method, our operating partnership will use the traditional method for allocating items with respect to which there is a book-tax difference.

Basis in Partnership Interest.  Our adjusted tax basis in any partnership interest we own generally will be:

■	the amount of cash and the basis of any other property we contribute to the partnership;

■	increased by our allocable share of the partnership’s income (including tax-exempt income) and our allocable share of indebtedness of the partnership; and

■	reduced, but not below zero, by our allocable share of the partnership’s loss, the amount of cash and the basis of property distributed to us, and constructive distributions resulting from a reduction in our share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Partnerships.  The initial tax basis of property is the amount of cash and the basis of property given as consideration for the property. A partnership in which we are a partner generally will depreciate property for federal income tax purposes under the alternative depreciation system of depreciation, referred to as ADS. Under ADS, the partnership generally will depreciate (1) furnishings and equipment over a nine year recovery period using a straight line method and a mid-month convention, (2) buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention, and (3) land improvements such as landscaping and parking lots over a 20-year recovery period using a straight line method. The partnership’s initial basis in properties acquired in exchange for units of the partnership should be the same as the transferor’s basis in such properties on the date of acquisition. Although the law is not entirely clear, the partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the partnership, except to the extent that the partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed or revalued properties that results in our receiving a disproportionate share of such deductions.

Sale of a Partnership’s Property.  Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.

Our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “– Requirements for Qualification – Income Tests.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.

State and Local Tax

We and our shareholders may be subject to state and local tax in various states and localities, including those in which we or they transact business, own property or reside. The tax treatment of us and our shareholders in such jurisdictions may differ from the federal income tax treatment described above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

Underwriting

Robert W. Baird & Co. Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of common shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Robert W. Baird & Co. Incorporated
D.A. Davidson & Co.
J.J.B. Hilliard, W.L. Lyons, Inc.

Total	5,000,000

The underwriting agreement provides that the obligation of the underwriters to purchase the common shares in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common shares (other than those covered by the over-allotment option described below) if they purchase any of the common shares.

The underwriters have advised us that they propose to offer some of the common shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at the public offering price less a concession not in excess of $      per share. The underwriters may allow, and dealers may re-allow, a concession not in excess of $      per share to some other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 750,000 additional common shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional common shares approximately proportionate to that underwriter’s initial purchase commitment.

We and our executive officers and trustees have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Robert W. Baird & Co. Incorporated, dispose of or hedge any common shares or any securities convertible into or exchangeable for our common shares, subject to certain exceptions set forth in each lock-up agreement. Robert W. Baird & Co. Incorporated, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

Our common shares trade on the NASDAQ under the symbol “IRETS.”

The following table shows the underwriting discount that we are to pay in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares:

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

In connection with this offering, Robert W. Baird & Co. Incorporated, on behalf of the underwriters, may purchase and sell our common shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of our common shares available for purchase in the open market as compared to the price at which they may purchase our common shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters will not make “naked” short sales of common shares in excess of the number of shares represented by the underwriters’ over-allotment option. Stabilizing transactions consist of bids for, or purchases of, common shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Robert W. Baird & Co. Incorporated repurchases common shares originally sold by that syndicate member in order to cover syndicate short positions or to make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our common shares. They may also cause the price of our common shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the NASDAQ or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses of this offering will be approximately $100,000. Additionally, we have agreed to reimburse the underwriters up to an aggregate of $50,000 in expenses relating to this offering.

Certain of the underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of this prospectus or the registration statement for which this prospectus forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Legal Matters

The validity of our Shares offered by this prospectus supplement, the federal and state tax aspects of the organization and operation of us and IRET Properties and other legal matters will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota and Fulbright & Jaworski L.L.P., Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP.

Experts

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended April 30, 2007, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and file annual, quarterly and periodic reports, proxy statements and other information with the SEC. Our SEC filings may be found on our website at www.iret.com. The SEC also maintains a web site (http://www.sec.gov) on which our reports, proxy statements and other information are made available. You may also read and copy any document we file with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Our common shares of beneficial interest are listed on the NASDAQ and, as a result, we also file our reports, proxy statements and other information with NASDAQ.

We filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus supplement. This prospectus supplement, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Reference is hereby made to the Registration Statement and the exhibits to the Registration Statement for further information with respect to our company and the securities offered pursuant to this prospectus supplement.

PROSPECTUS

Investors Real Estate Trust

$150,000,000

Shares of Beneficial Interest
Preferred Shares of Beneficial Interest

        We may from time to time offer and sell: (i) our shares of beneficial interest, no par value, and (ii) in one or more classes or series, our preferred shares of beneficial interest, no par value, all with an aggregate public offering price of up to $150,000,000, on terms to be determined at the time of the offering. In this prospectus, we refer to our shares of beneficial interest as our common shares, we refer to our preferred shares of beneficial interest as our preferred shares and we refer to our common shares and our preferred shares collectively as our securities. Our securities may be offered, separately or together, in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each, a prospectus supplement). The aggregate public offering price and terms of the securities will be determined by market conditions at the time the securities are offered.

      The specific terms of any securities we sell and the terms on which we are offering such securities will be set forth in a prospectus supplement. The specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes. The applicable prospectus supplement will also contain information, where applicable, about federal income tax considerations relating to, and any listing on a securities exchange of, the securities offered by the prospectus supplement. The applicable prospectus supplement may also add to, update or change information contained in this prospectus. You should carefully read this prospectus and any applicable prospectus supplement, together with the addition information described under the heading “Where You Can Find More Information,” before you invest in any of our securities.

      We may sell the securities offered by this prospectus directly, through agents designated by us from time to time, or to or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of our securities, their names and any applicable purchase price, fee, commission or discount arrangements, between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

      None of our securities may be sold without delivery of a prospectus supplement.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2004.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The documents listed below have been filed by us under the Securities Exchange Act of 1934 with the Securities and Exchange Commission and are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended April 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended January 31, 2004;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 27, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 24, 2003;

•	Our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 7, 2003, and amended on March 8, 2004;

•	The description of our common shares contained in our Registration Statement on Form 10 (File No. 0-14851), dated July 29, 1986, as amended by the Amended Registration Statement on Form 10, dated December 17, 1986, and the Second Amended Registration Statement on Form 10, dated March 12, 1987.

      We also incorporate by reference into this prospectus all documents that we file with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the sale of our securities offered by this prospectus.

      This means that important information about us appears or will appear in these documents and will be regarded as appearing in this prospectus. To the extent that information appearing in a document filed later is inconsistent with prior information, the later statement will control and the prior information, except as modified or superseded, will no longer be a part of this prospectus.

      We will provide copies of all documents that are incorporated by reference into this prospectus and any applicable prospectus supplement (not including the exhibits other than exhibits that are specifically incorporated by reference) without charge to each person who so requests in writing or by calling us at the following address and telephone number:

Investors Real Estate Trust

12 South Main Street
Minot, N.D. 58701
Attn: Michael A. Bosh, Secretary and General Counsel
(701) 837-4738

i

IRET

      We are a self-advised equity real estate investment trust or REIT organized under the laws of North Dakota. Our business consists of owning and operating income-producing real properties. Our investments include multi-family residential properties and commercial properties, with such properties located primarily in the upper Midwest states of Minnesota and North Dakota.

      Our multi-family residential properties include apartment buildings, complexes and communities. Our commercial properties include office buildings, retail stores and centers, industrial facilities and health care properties, such as clinics and assisted living centers. These commercial properties are typically leased to tenants under long term lease arrangements.

      We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code. We operate in connection with an umbrella partnership real estate investment trust or an UPREIT, of which we are the general partner, and we conduct our day-to-day business operations through our operating partnership, IRET Properties, a North Dakota Limited Partnership. Our principal executive office is located at 12 South Main, Minot, North Dakota 58701 and our telephone number is (701) 837-4738.

USE OF PROCEEDS

      Unless otherwise described in the applicable prospectus supplement, we intend to use the net proceeds from any sale of our securities for general business purposes, including the acquisition, development, renovation, expansion or improvement of income-producing real estate properties. Pending such use, the net proceeds may be invested in short-term income-producing investments, such as United States Treasury Bonds with terms of six months or less.

DESCRIPTION OF COMMON SHARES

      General. Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of our common shares. As of January 15, 2004, (i) there were 40,777,066 of our common shares outstanding and 11,382,713 of our common shares to be issued upon conversion of previously issued limited partnership units, (ii) we had no classes or series of shares other than our common shares, and (iii) there were no warrants, options or other contractual arrangements, other than the limited partnership units, requiring the issuance of our common shares or any other shares.

      The description of our common shares set forth below is in all respects subject to, and qualified in its entirety by reference to, the applicable provisions of our Third Restated Declaration of Trust, including any applicable amendments, and our Second Restated Trustees’ Regulations (Bylaws), including any applicable amendments. The description of our common shares is also subject to any terms specified in any applicable prospectus supplement. All of our common shares offered by this prospectus will be duly authorized, fully paid and nonassessable.

      Voting Rights. Subject to the provisions of our Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, our common shares have non-cumulative voting rights at the rate of one vote per common share on all matters submitted to the shareholders, including the election of members of our Board of Trustees.

      Our Third Restated Declaration of Trust generally provides that whenever any action is to be taken by the holders of our common shares, such action will be authorized by a majority of the holders of our common shares present in person or by proxy at a meeting at which a quorum is present, except as otherwise required by law, our Third Restated Declaration of Trust or our Second Restated Trustees’ Regulations (Bylaws). Our Third Restated Declaration of Trust further provides the following:

(i) that the following actions will be authorized by the affirmative vote of the holders of our common shares holding common shares possessing a majority of the voting power of our common shares then outstanding and entitled to vote on such action:

•	our termination;

•	our merger with or into another entity;

•	our consolidation with one or more other entities into a new entity;

•	the disposition of all or substantially all of our assets; and

•	the amendment of the Third Restated Declaration of Trust.

(ii) that a member of our Board of Trustees may be removed with or without cause by the holders of our common shares by the affirmative vote of not less than two-thirds of our common shares then outstanding and entitled to vote on such matter.

Our Third Restated Declaration of Trust also permits our Board of Trustees, by a two-thirds vote and without any action by the holders of our common shares, to amend our Third Restated Declaration of Trust from time to time as necessary to enable us to continue to qualify as a real estate investment trust under the Internal Revenue Code.

      Dividend, Distribution, Liquidation and Other Rights. Subject to the preferential rights of any preferred shares that we may issue in the future and the provisions of the Third Restated Declaration of Trust regarding the restriction on the transfer of our common shares, holders of our common shares are entitled to receive dividends on their common shares if, as and when authorized and declared by the Board of Trustees and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities. Our common shares have equal dividend, distribution, liquidation and other rights. Our common shares have no preference, conversion, exchange, sinking fund or redemption rights.

      Ownership and Transfer Restrictions. Our common shares are fully transferable and alienable subject only to certain restrictions set forth in our Third Restated Declaration of Trust that are intended to help preserve our status as a REIT for federal income tax purposes. Then, more specifically, our Third Restated Declaration of Trust provides that any transaction, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus is 9.8%, in number or value, of our outstanding securities, (ii) less than 100 people owning our securities, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (iv) 50% or more of the fair market value of our securities being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, or (v) our disqualification as a REIT under Section 856 of the Internal Revenue Code, will be void ab initio. If any such transaction is not void ab initio, then the securities in excess of the ownership limit, that cause us to be closely held, that result in 50% or more of the fair market value of our securities being held by persons other than United States persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

      In such event, any dividends on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows: (i) at the direction of our Board of Trustees to a person whose ownership of our securities would not violate the ownership limit; (ii) if securities were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; and (iii) if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our securities, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held.

      When the excess share trustee makes any transfer, the person whose shares were exchanged for excess shares will receive (i) the lesser of (A) the price paid by such person or, if such person did not give value for the securities, the market price of the securities on the day the securities were exchanged for excess shares, and (B) the price received by the excess share trust for securities, minus (ii) any dividends received by the person whose shares were exchanged for excess shares that such person was under an obligation to pay over to the excess share trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the excess share trustee.

      Transfer Agent and Registrar. We act as our own transfer agent and registrar with respect to our common shares.

DESCRIPTION OF PREFERRED SHARES

      Our Third Restated Declaration of Trust authorizes the issuance of an unlimited number of preferred shares. No preferred shares were outstanding as of the date of this prospectus. Our Board of Trustees has the authority, under our Third Restated Declaration of Trust, to establish by resolution more than one class or series of preferred shares and to fix the number and relative rights and preferences of such different classes or series of preferred shares without any further vote or action by our shareholders. Unless otherwise designated in our Third Restated Declaration of Trust, all series of our preferred shares will constitute a single class of our preferred shares.

      The following description of our preferred shares sets forth certain general terms and provisions of the preferred shares to which any prospectus supplement may relate. The statements below describing our preferred shares are in all respects subject to, and qualified in their entirety by reference to, our Third Restated Declaration of Trust, our Second Restated Trustees’ Regulations (Bylaws), any applicable designating amendment to our Third Declaration of Trust establishing terms of a class or series of our preferred shares and any applicable prospectus supplement. Our preferred shares, when issued and delivered against payment for such shares, will be fully paid and nonassessable.

General

      As our Board of Trustees has the power to establish the rights and preferences of each class or series of our preferred shares, our Board of Trustees may afford the holders of any class or series of our preferred shares rights and preferences, voting or otherwise, senior to the rights of holders of our common shares. The issuance of classes or series of preferred shares could have the effect of delaying or preventing a change of control that might involve a premium price for shareholders or otherwise be in their best interest.

      The rights and preferences of each class or series of our preferred shares will be fixed by a designating amendment relating to the class or series. A prospectus supplement, relating to each class or series, will specify the terms of our preferred shares as follows:

•	the title and stated value of our preferred shares;

•	the number of our preferred shares offered, the liquidation preference per share and the offering price of our preferred shares;

•	the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to our preferred shares;

•	the date from which dividends on our preferred shares will accumulate, if applicable;

•	the procedures for any auction and remarketing, if any, for our preferred shares;

•	the provision for a sinking fund, if any, for our preferred shares;

•	the provision for redemption, if applicable, of our preferred shares;

•	any listing of our preferred shares on any securities exchange or association;

•	the transfer agent and registrar for our preferred shares;

•	the terms and conditions, if applicable, upon which our preferred shares will be convertible into our common shares, including the conversion price (or manner of calculation) and conversion period;

•	a discussion of certain material federal income tax considerations applicable to our preferred shares;

•	the relative ranking and preferences of our preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any limitation on issuance of any class or series of our preferred shares ranking senior to or on a parity with the class or series of preferred shares as to dividend rights and rights upon our liquidation, dissolution or winding up;

•	any limitations on direct or beneficial ownership and restrictions on transfer of our preferred shares, in each case as may be appropriate to preserve our status as a REIT; and

•	any other specific terms, preferences, rights, limitations or restrictions of our preferred shares.

Rank

      Unless otherwise specified in the applicable prospectus supplement, our preferred shares will, with respect to rights to the payment of dividends and distribution of our assets and rights upon our liquidation, dissolution or winding up, rank (i) senior to our common shares and all other equity securities the terms of which provide that such equity securities are junior to our preferred shares; (ii) on a parity with all equity securities other than those referred to in clauses (i) and (iii); and (iii) junior to all equity securities the terms of which provide that such equity securities will rank senior to our preferred shares.

Dividends

      Holders of our preferred shares will be entitled to receive, when, as and if authorized by our Board of Trustees and declared by us, out of our assets legally available for payment, cash dividends at rates and on dates as will be set forth in the applicable prospectus supplement. Each dividend will be payable to holders of record as they appear in our records on the record dates as will be fixed by our Board of Trustees.

      Dividends on any class or series of our preferred shares may be cumulative or non-cumulative, as provided in the applicable prospectus supplement. Dividends, if cumulative, will accumulate from and after the date set forth in the applicable prospectus supplement. If our Board of Trustees fails to authorize a dividend payable on a dividend payment date on any class or series of our preferred shares for which dividends are noncumulative, then the holders of that class or series of our preferred shares will have no right to receive a dividend in respect of the dividend period ending on that dividend payment date, and we will have no obligation to pay the dividend accrued for that period, whether or not dividends on that class or series are declared payable on any future dividend payment date.

      If any class or series of our preferred shares are outstanding, no full dividends will be authorized or paid or set apart for payment on any other class or series of our preferred shares ranking, as to dividends, on a parity with or junior to that class or series of our preferred shares for any period unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment,

      When dividends are not paid in full (or a sum sufficient for their full payment is not so set apart) upon any class or series of our preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with that class or series of our preferred shares, all dividends declared upon that class or series of preferred shares and any other class or series of our preferred shares ranking on a parity as to dividends with those preferred shares will be authorized pro rata so that the amount of dividends authorized per share on that class or series of preferred shares and that other class or series of our preferred shares will in all cases bear to each other the same ratio that accrued and unpaid dividends per share on that class or series of our preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if those preferred shares do not have a cumulative dividend) and that other class or series of our preferred shares bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on our preferred shares of that series that may be in arrears.

      Except as provided in the immediately preceding paragraph, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, no dividends (other than in our common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up) will be authorized or paid or set aside for payment, no other distribution will be authorized or made upon our common shares or any other equity securities ranking junior to or on a parity with our preferred shares of that class or series as to dividends or upon liquidation, and no common shares or other equity securities ranking junior to or on a parity with our preferred shares of such class or series as to dividends or upon our liquidation, dissolution or winding up will be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares) by us (except by conversion into or exchange for other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

      Any dividend payment made on a class or series of our preferred shares will first be credited against the earliest accrued but unpaid dividend due with respect to shares of that class or series which remains payable.

Redemption

      If the applicable prospectus supplement so states, our preferred shares will be subject to mandatory redemption or redemption at our option, in whole or in part, in each case on the terms, at the times and at the redemption prices set forth in that prospectus supplement.

      The prospectus supplement relating to a class or series of our preferred shares that is subject to mandatory redemption will specify the number of our preferred shares that will be redeemed by us in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if our preferred shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for any class or series of our preferred shares is payable only from the net proceeds of the issuance of our common shares or other equity securities, the terms of our preferred shares may provide that, if no such common shares or other equity securities have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, that our preferred shares will automatically and mandatorily be converted into our common shares or other equity securities, as applicable, pursuant to conversion provisions specified in the applicable prospectus supplement.

      None of our preferred shares of any class or series will be redeemed unless all outstanding shares of that class or series of our preferred shares are simultaneously redeemed; provided, however, that the foregoing will not prevent the purchase or acquisition of our preferred shares of that class or series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of that class or series of our preferred shares.

      In addition, unless (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period, we will not purchase or otherwise acquire directly or indirectly any of our preferred shares of that class or series (except by conversion into or exchange for common shares or other equity securities ranking junior to our preferred shares of that class or series as to dividends and upon our liquidation, dissolution or winding up).

      If fewer than all of the outstanding shares of any class or series of our preferred shares are to be redeemed, the number of shares to be redeemed will be determined by us and those shares may be redeemed pro rata from the holders of record of those shares in proportion to the number of those shares held by those holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by us that will not result in the issuance of any excess shares.

      Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of any class or series of our preferred shares to be redeemed at the address shown in our records. Each notice will state:

•	the redemption date;

•	the number of shares and class or series of our preferred shares to be redeemed;

•	the redemption price;

•	the place or places where certificates for our preferred shares are to be surrendered for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on that redemption date; and

•	the date upon which the holder’s conversion rights, if any, as to those shares will terminate.

      If fewer than all of shares of any class or series of our preferred shares are to be redeemed, the notice mailed to each holder thereof will also specify the number of shares to be redeemed from each holder. If notice of redemption of any of our preferred shares has been given and if the funds necessary for that redemption have been set apart by us in trust for the benefit of the holders of any of our preferred shares so called for redemption, then from and after the redemption date dividends will cease to accrue on those shares, those shares will no longer be deemed outstanding and all rights of the holders of those shares will terminate, except the right to receive the redemption price.

Liquidation Preference

      Upon our voluntary or involuntary liquidation, dissolution or winding up, then, before any distribution or payment will be made to the holders of our common shares or other equity securities ranking junior to that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, the holders of each class or series of our preferred shares will be entitled to receive out of our assets legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable prospectus supplement), plus an amount equal to all dividends accrued and unpaid on such preferred shares (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if that class or series of preferred shares does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of that class or series of our preferred shares will have no right or claim to any of our remaining assets. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our legally available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that class or series of our preferred shares and the corresponding amounts payable on all shares of other classes or series of shares ranking on a parity with that class or series of our preferred shares in the distribution of assets upon our liquidation, dissolution or winding up, then the holders of that class or series of our preferred shares and all other classes or series of shares will share ratably in that distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

      If liquidating distributions have been made in full to all holders of shares of that class or series of our preferred shares, our remaining assets will be distributed among the holders of our common shares and other equity securities ranking junior to that class or series of our preferred shares upon our liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For those purposes, neither our consolidation or merger with or into any other corporation, trust or other entity, nor the sale, lease, transfer or conveyance of all or substantially all of our property or business, will be deemed to constitute our liquidation, dissolution or winding up.

Voting Rights

      Except as otherwise described below, as otherwise required by law or as indicated in the applicable prospectus supplement, holders of our preferred shares will not have any voting rights. Whenever dividends on any class or series of our preferred shares are in arrears for six or more quarterly periods, regardless of whether those quarterly periods are consecutive, the holders of that class or series of our preferred shares (voting separately as a class with all other classes or series of our preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to our Board of Trustees (and our entire Board of Trustees will be increased by two trustees) until (i) with respect to classes or series of our preferred shares having a cumulative dividend, full cumulative dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, or (ii) with respect to classes or series of our preferred shares not having a cumulative dividend, full dividends have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set aside for payment for the then current dividend period.

      Unless otherwise provided for any class or series of our preferred shares, so long as any preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of each class or series of our preferred shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (that class or series voting separately as a class):

(i) authorize or create, or increase the authorized or issued amount of, any class or series of our preferred shares ranking senior to that class or series of our preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our equity securities into equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or create, authorize or issue any obligation or equity security convertible into or evidencing the right to purchase any equity securities that rank senior to those preferred shares with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up; or

(ii) amend, alter or repeal the provisions of our Third Restated Declaration of Trust, including any applicable amendments and designating amendments, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of that class or series of our preferred shares; provided, however, that any increase in the amount of the authorized preferred shares or the authorization or issuance of any other equity securities, or any increase in the number of authorized shares of that class or series of our preferred shares or any other equity securities, in each case ranking on a parity with or junior to any class or series of our preferred shares with respect to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect those rights, preferences, privileges or voting powers.

      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which that vote would otherwise be required to be effected, all outstanding shares of that class or series of our preferred shares has been redeemed or called for redemption upon proper notice and sufficient funds have been irrevocably deposited in trust to effect that redemption.

Conversion Rights

      The terms and conditions, if any, upon which any class or series of our preferred shares are convertible into our common shares or other equity securities will be set forth in the applicable prospectus supplement. Such terms will include the number of common shares or other equity securities into which our preferred shares are convertible, the conversion price (or manner of calculation of the conversion price), the conversion period, provisions as to whether conversion will be at our option or at the option of the holders of that class or series of our preferred shares, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of that class or series of our preferred shares.

Restrictions on Ownership

      Our preferred shares are fully transferable and alienable subject only to certain restrictions to be set forth in the applicable designating amendment to our Third Restated Declaration of Trust, which are intended to help preserve our status as a REIT for federal income tax purposes. Then, more specifically, such designating amendment will provide that any transaction in our preferred shares, other than a transaction entered into through the NASDAQ National Market or other similar exchange, that would result in (i) a person owning in excess of the ownership limit, which as of the date of this prospectus is 9.8%, in number or value, of the outstanding securities, (ii) less than 100 people owning our securities, (iii) us being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code, (iv) 50% or more of the fair market value of our securities being held by persons other than “United States persons,” as defined in Section 7701(a)(30) of the Internal Revenue Code, or (v) our disqualification as a REIT under Section 856 of the Internal Revenue Code, will be void ab initio. If any such transaction is not void ab initio, then the securities in excess of the ownership limit, that cause us to be closely held, that result in 50% or more of the fair market value of our securities being held by persons other than United States persons or that result in our disqualification as a REIT, would automatically be exchanged for an equal number of excess shares, and these excess shares will be transferred to an excess share trustee for the exclusive benefit of the charitable beneficiaries named by our Board of Trustees.

      In such event, any dividends on excess shares will be paid to the excess share trust for the benefit of the charitable beneficiaries. The excess share trustee will be entitled to vote the excess shares, if applicable, on any matter. The excess share trustee may only transfer the excess shares held in the excess share trust as follows: (i) at the direction of our Board of Trustees to a person whose ownership of our securities would not violate the ownership limit; (ii) if securities were transferred to the excess share trustee due to a transaction or event that would have caused a violation of the ownership limit or would have caused us to be closely held, the excess share trustee will transfer the excess shares to the person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held; and (iii) if excess shares were transferred to the excess share trustee due to a transaction or event that would have caused persons other than United States persons to own more than 50% of the value of our securities, the excess share trustee will transfer the excess shares to the United States person who makes the highest offer for the excess shares, pays the purchase price and whose ownership will not violate the ownership limit or cause us to be closely held.

      When the excess share trustee makes any transfer, the person whose shares were exchanged for excess shares will receive (i) the lesser of (A) the price paid by such person or, if such person did not give value for the securities, the market price of the securities on the day the securities were exchanged for excess shares, and (B) the price received by the excess share trust for securities, minus (ii) any dividends received by the person whose shares were exchanged for excess shares that such person was under an obligation to pay over to the excess share trustee but has not repaid at the time of the distribution of proceeds, and minus (iii) any compensation for or expense of the excess share trustee.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED SHARE DIVIDENDS

      Our ratios of earnings to combined fixed charges and preferred share dividends for the fiscal years ended April 30, 2003, 2002, 2001, 2000 and 1999 were 1.42x, 1.46x, 1.41x, 1.46x and 1.50x, respectively. Our ratio of earnings to combined fixed charges and preferred share dividend requirements for the six-months ended October 31, 2003, was 1.35x. As of the date of this prospectus, we do not have any preferred shares outstanding.

      For the purpose of computing this ratio, earnings have been calculated by adding pre-tax income from continuing operations before adjustments for minority interests in consolidated subsidiaries, plus fixed charges (excluding capitalized interest). Fixed charges consist of mortgage and loan interest expense, whether expensed or capitalized, the amortization of debt expense and capitalized interest.

CERTAIN TAX CONSIDERATIONS

Considerations Regarding IRET and its Shareholders

      Federal Income Taxation. Since our organization, we have operated in a manner intended to qualify us as a REIT under sections 856-858 of the Internal Revenue Code. Under these sections of the Internal Revenue Code, a REIT that meets certain requirements will not be subject to Federal income tax with respect to income that it distributes to its shareholders. Rather, all such income will be taxed at the shareholder level. In order to be considered a REIT for purposes of the Federal income tax laws, we must continue to meet the requirements of those sections of the Internal Revenue Code, including the following:

(i) At the end of each fiscal quarter, at least 75% of the value of our total assets must consist of real estate, cash and cash items (including receivables) and government securities. As to non-real estate investments, which may not exceed 25% of our total assets, the securities that we own in any one issuer (other than a taxable REIT subsidiary) may not represent more than 5% of the value of our assets or more than 10% of the total value or voting power of that issuer.

(ii) At least 75% of our gross income for the taxable year must be derived from real estate rents or mortgages or other specified real estate related activities.

(iii) Beneficial ownership of our securities must be held by 100 or more persons during at least 335 days of each 12-month taxable year. More than 50% of our outstanding securities may not be owned, directly or indirectly, by or for, five or fewer individuals, at any time during the last half of the taxable year.

      As a REIT, we will not be taxed on that portion of our taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is distributed. To the extent that there is undistributed taxable income or undistributed capital gain income, we will be taxed as a domestic corporation at corporate income tax rates. However, we may retain some or all of our net capital gain without incurring double taxation. If we elect to do this, we are taxed on the amount we designate as retained capital gain at the capital gains rate generally applicable to corporations. Our shareholders then must include in their income their proportionate share of the undistributed capital gain as long-term capital gain. In this case the shareholder is deemed to have paid the shareholder’s share of the tax we paid, and is entitled to a credit for this amount on the shareholder’s income tax return. In addition, the shareholder’s basis in the shareholder’s securities is increased by the amount of the undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains. As a REIT, we will not be entitled to carry back or carry forward any net operating losses with respect to the income taxed to us. So long as we have met the statutory requirements for taxation as a REIT, distributions made to our shareholders will be taxed to such shareholders in the manner described below.

      If we do not qualify as a REIT for any taxable year, we will be taxed as a domestic corporation, and we will not be able to deduct distributions to our shareholders in computing our taxable income. Such distributions, to the extent made out of our current or accumulated earnings and profits, will be taxable to the shareholders as dividends, but will be eligible for the dividends received deduction for corporations.

      In the opinion of the law firm of Pringle & Herigstad, P.C., we have conducted our operations in such a manner as to qualify as a REIT. Treasury Regulations issued under the Internal Revenue Code require that the members of our Board of Trustees have continuing exclusive authority over our management, the conduct of our affairs and, with certain limitations, the management and disposition of the property we own. Our Board of Trustees intends to adopt any amendments to our Third Restated Declaration of Trust that may be necessary in order for us to continue to operate as a REIT. Any amendments to our Third Restated Declaration of Trust that are required in order for us to remain qualified as a REIT may be made by the Board of Trustees without notice to, or a vote of, the shareholders.

      Taxation of Our Shareholders. Distributions made to our shareholders out of current or accumulated earnings and profits will be taxed to our shareholders as ordinary income. Distributions that are designated as capital gain dividends will generally be taxed as long-term capital gains to the extent they do not exceed our actual net capital gain income for the taxable year. Distributions to a shareholder in excess of current or accumulated earnings and profits will be treated as a nontaxable return of capital to the extent that they do not exceed the adjusted basis of a shareholder’s securities. If distributions in excess of current or accumulated earnings and profits exceed the adjusted basis of a shareholder’s securities, the distributions will be included in the shareholder’s income as long-term or short-term capital gain (assuming the securities are held as a capital asset in the hands of the shareholder). So long as we are taxed as a REIT distributions will not be eligible for the dividends received deduction for corporations.

      We will notify shareholders at the end of each year as to the portions of the distributions that constitute ordinary income, net capital gain or return of capital. Any dividend declared by us during the months of October, November or December of any year payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on

December 31 of such year, even though the dividend may not actually be paid by us until January of the following calendar year. The shareholders may not include in their individual income tax returns any of our operating or extraordinary losses, whether ordinary or capital.

      In addition, as described earlier, if we retain some or all of our net capital gain and elect to avoid double tax on these gains, we will be taxed on the amount so designated at the capital gains rate generally applicable to corporations. A shareholder then must include the shareholder’s proportionate share of these undistributed capital gains in income as long-term capital gain. The shareholders are deemed to have paid their share of the tax we paid, and they may claim a credit for this amount on their income tax returns. In addition, the tax on the shareholder’s securities is increased by the amount of such undistributed long-term capital gains taxed to the shareholder, less the amount of capital gains tax we paid on those capital gains.

      In general, any gain or loss upon a sale or exchange of our securities by a shareholder who has held such securities as a capital asset will be long-term or short-term, depending on whether the securities were held for more than one year; provided, however, that any loss on the sale or exchange of our securities that have been held by such shareholder for six months or less will be treated as a long-term capital loss to the extent that distributions from us are required to be treated by such shareholders as long-term capital gain.

      State and Local Income Taxation. Since we qualify as a REIT for purposes of the Federal income tax laws, we generally are not subject to state income tax on that portion of our taxable income that is distributed to our shareholders. Shareholders, however, may be subject to taxation on distributions we make to them depending on the state or local jurisdiction of residence of the shareholder. Prospective shareholders should consult their tax advisors for an explanation of how state and local tax laws could affect their investment.

      Taxation of Pension and Profit Sharing (including 401(k)) Trusts, IRAs and other Tax-Exempt Entities. Amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income, or UBTI, when received by a tax-exempt entity. As a consequence, the dividend income received from us by a tax-exempt entity, including a qualified pension or profit sharing (including a 401(k)) trust or an IRA), should not be UBTI to the tax-exempt entity provided that: (a) the tax-exempt entity has not held its securities as “debt-financed property” within the meaning of the Internal Revenue Code, and (b) the securities are not otherwise used in an unrelated trade or business of the tax-exempt entity. If we are considered a “pension-held REIT,” an additional requirement must be satisfied in order for dividend income received by a tax-exempt entity that is a qualified pension or profit sharing (including 401(k)) trust, or a qualified trust, not to be UBTI. This requirement is that a qualified trust may not hold more than 10% by value of the interests in us. In general, a REIT is considered a “pension-held REIT” if it takes advantage of a special rule in the Internal Revenue Code permitting it to satisfy the “five or fewer individual ownership requirement” mentioned above in subparagraph (iii) of the subsection entitled “Considerations Regarding IRET and its Shareholders” by treating beneficiaries of a qualified trust as owners, and the REIT is considered to be “predominantly held” by qualified trusts. A REIT is considered to be “predominantly held” by qualified trusts if: (a) at least one qualified trust holds more than 25% by value of the interests in the REIT; or (b) one or more qualified trusts, each of which own more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT.

      With respect to tax-exempt entities that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (9), (17) and (20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in us. Such prospective investors should consult their tax advisors concerning these “set-aside” and reserve requirements.

      Reporting to the IRS and Backup Withholding. We will report to our shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding, currently at the rate of 28%, with respect to dividends paid, unless such holder: (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies that he or she is exempt from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide us with a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any shareholder who fails to certify its non-foreign status to us.

Tax Treatment of IRET Properties and Its Limited Partners

      The following discussion summarizes certain federal income tax considerations applicable to IRET’s investment in IRET Properties. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

      We will include in our income our share of IRET Properties’ income and deduct our share of IRET Properties’ losses only if IRET Properties is classified for federal income tax purposes as a partnership, rather than as a corporation, an association taxable as a corporation or a “publicly traded partnership” within the meaning of the federal income tax laws.

      We have not requested, and do not intend to request, a ruling from the IRS that IRET Properties will be classified as a partnership for federal income tax purposes. Instead, based on certain factual assumptions and representations we have made and on currently applicable Treasury Regulations under Section 7701 of the Internal Revenue Code, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will be treated for federal income tax purposes as a partnership. Further, based on certain factual assumptions and representations we have made, Pringle & Herigstad, P.C., is of the opinion that IRET Properties will not be a publicly traded partnership. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS, and no assurance can be given that the IRS will not challenge the status of IRET Properties as a partnership for federal income tax purposes. If a court sustained such a challenge, IRET Properties would be treated as a corporation for federal income tax purposes, as described below. In addition, the opinion of Pringle & Herigstad, P.C., is based on existing law. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

      If for any reason IRET Properties was taxable as a corporation, rather than a partnership, for federal income tax purposes, we would not be able to qualify as a REIT. In addition, any change in the IRET Properties’ status for tax purposes might be treated as a taxable event, in which case we might incur a tax liability without any related cash distribution. Further, items of income and deduction of IRET Properties would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Additionally, IRET Properties would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing IRET Properties’ taxable income.

Income Taxation of IRET Properties and its Partners.

      Partners, Not IRET Properties, Subject to Tax. A partnership is not a taxable entity for Federal income tax purposes. As such, we will be required to take into account our allocable share of income, gains, losses, deductions and credits from IRET Properties for any taxable year ending within, or with, our taxable year, without regard to whether we have received, or will receive, any distributions.

      Partnership Allocation Income, Losses and Capital Gain. Although a partnership agreement generally will determine allocations of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. IRET Properties’ allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

      Tax Allocations with Respect to Contributed Property. Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deductions that are attributable to appreciated or depreciated property contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items affected by Section 704(c) of the Internal Revenue Code, and outlining several reasonable allocation methods. IRET Properties plans to elect to use the traditional method for allocating under section 704(c) items with respect to the properties it acquires in exchange for limited partnership units.

      Under the limited partnership agreement of IRET Properties, depreciation or amortization deductions will be allocated among the partners in accordance with their respective interests. In addition, gain on the sale of a property contributed to IRET Properties by a limited partner in exchange for limited partnership units will be specially allocated to such limited partner to the extent of any built-in gain with respect to the property. Depending on the allocation method elected under section 704(c), it is possible that: (i) we may be allocated lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to us if such properties were to have a tax basis equal to their fair market value at the time of contribution, and (ii) we may be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to us as a result of such sale. These allocations may cause us to recognize taxable income in excess of cash proceeds, which may adversely affect our ability to comply with the REIT distribution requirements. This situation has not occurred in the past, and we do not currently have any reason to believe it will occur in the future.

      The allocation rules also may affect the calculation of our earnings and profits for purposes of determining the portion of our distributions that are taxable as a dividend. The allocations described in this paragraph may result in a higher portion of our distributions being taxed as a dividend than would have occurred had we purchased the properties for cash.

      Tax Basis in IRET Properties. In general, our adjusted tax basis of our partnership interest in IRET Properties is equal to: (i) the amount of cash and the basis of any other property that we contribute to IRET Properties, (ii) increased by our share of income and indebtedness, and (iii) reduced, but not below zero, by our share of the loss and the amount of cash and the basis of any other property distributed to us.

      If the allocation of our share of loss would reduce the adjusted tax basis of our partnership interest in IRET Properties below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that cash distributions, or any decrease in our share of the indebtedness, would reduce our adjusted tax basis below zero, the excess distributions (after our adjusted tax basis has been reduced to zero) will constitute taxable income to us. Such income normally will be characterized as capital gain, and, if our partnership interest in IRET Properties has been held for longer than the long-term capital gain holding period, the income will constitute long-term capital gain.

      Sale of Real Estate. Generally, any gain realized by IRET Properties on the sale of property held for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

      Any gain recognized on the disposition of a particular property contributed by a partner in exchange for limited partnership will be allocated first to such contributing partner under Section 704(c) of the Internal Revenue Code to the extent of such contributing partner’s built-in gain. Any remaining gain will be allocated among the partners in accordance with their respective ownership percentage interests in IRET Properties.

PLAN OF DISTRIBUTION

      We may sell the securities offered by this prospectus directly, through agents designated by us from time to time or to or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of our securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. Underwriters may sell the securities offered by this prospectus to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      The securities may be offered and sold at a fixed price or prices, which may be subject to change, at prices related to the prevailing market prices at the time of sale, at negotiated prices or at other prices determined at the time of sale.

      If so indicated in the applicable prospectus supplement, we may authorize dealers acting as our agents to solicit offers by certain institutions to purchase the securities offered by this prospectus from us at the public offering price set forth in that prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated and the terms set forth in that prospectus supplement.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the securities offered by this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in any applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities offered by this prospectus may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities offered by this prospectus may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.

      Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase any offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

      Underwriters, agents and dealers, and their affiliates, may be customers of, engage in transactions with, and perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

      The validity of the securities offered by this prospectus, the federal and state tax aspects of the organization and operation of us and IRET Properties and other legal matters will be passed upon for us by Pringle & Herigstad, P.C., Minot, North Dakota.

EXPERTS

      The financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended April 30, 2003, have been included herein in reliance on the reports of Brady Martz & Associates, P.C., Minot, North Dakota, independent accountants, given on the authority of that firm as experts in accounting and auditing.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements included in this prospectus and the documents incorporated into this prospectus by reference are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements about our intention to invest in properties that we believe will increase in income and value; our belief that the real estate markets in which we invest will continue to perform well; our belief that we have the liquidity and capital resources necessary to meet our known obligations and to make additional real estate acquisitions and capital improvements when appropriate to enhance long term growth; and other statements preceded by, followed by or otherwise including words such as “believe,” “expect,” “intend,” “project,” “anticipate,” “potential,” “may,” “will,” “designed,” “estimate,” “should,” “continue” and other similar expressions. These statements indicate that we have used assumptions that are subject to a number of risks and uncertainties that could cause our actual results or performance to differ materially from those projected.

      Although we believe that the expectations reflected in forward-looking statements are based on reasonable assumptions, we can give no assurance that these expectations will prove to have been correct. Important factors that could cause our actual results to differ materially from the expectations reflected in our forward-looking statements include:

•	the economic health of the markets in which we own and operate multi-family and commercial properties, specifically the states of Minnesota and North Dakota, or other markets in which we may invest in the future;

•	the economic health of our commercial tenants;

•	market rental conditions, including occupancy levels and rental rates, for multi-family residential and commercial properties;

•	our ability to identify and secure additional multi-family residential and commercial properties that meet our criteria for investment;

•	the level and volatility of prevailing market interest rates and the pricing of our securities;

•	financing risks, such as our inability to obtain debt or equity financing on favorable terms, or at all;

•	our ability to timely complete and lease-up properties under construction;

•	compliance with applicable laws, including those concerning the environment and access by persons with disabilities; and

•	the availability and cost of casualty insurance for losses caused by terrorist acts.

      In light of these uncertainties, the events anticipated by our forward-looking statements might not occur and we caution you not to place undue reliance on any of our forward-looking statements. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise, and those statements speak only as of the date made. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549, and in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You also may obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s web site at http://www.sec.gov and our web site at http://www.irets.com. Information on our website does not constitute part of this prospectus.

      We have filed with the Securities and Exchange Commission a Registration Statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933 with respect to the Securities. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

      Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information about us and our securities, you should refer to the Registration Statement and such exhibits and schedules, which may be obtained from the Securities and Exchange Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Securities and Exchange Commission, and at the Securities and Exchange Commission’s website.

Investors Real Estate Trust

5,000,000 Common Shares of Beneficial Interest

Prospectus Supplement
October   , 2007

Robert W. Baird & Co.
D.A. Davidson & Co.
J.J.B. Hilliard, W.L. Lyons, Inc.